                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Information to be Included in Statements Filed Pursuant
                 to Rules 13d-1(a) and Amendments thereto Filed
                            Pursuant to Rule 13d-2(a)

                               (Amendment No. 5)*

                         WORLDPORT COMMUNICATIONS, INC.
          ------------------------------------------------------------
                                (Name of issuer)

                    Common Stock, par value $0.0001 per share
          ------------------------------------------------------------
                         (Title of class of securities)

                                  98155 J 10 5
                     ---------------------------------------
                                 (CUSIP number)

                                    COPY TO:
                                  R. G. Barrett
                      J O Hambro Capital Management Limited
                                   Ryder Court
                                 14 Ryder Street
                            London SW1Y 6QB, England
                               011-44-207-747-5640

________________________________________________________________________________
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 23, 2002
          -------------------------------------------------------------
            (Dates of Events which Require Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                           Note. Schedules filed in paper format shall include a
                  signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 38 Pages)

________________________

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                           --------------------------
  CUSIP No. 98155J105                                   Page 2 of 38
---------------------------                           --------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       J O Hambro Capital Management Limited
       No IRS Identification Number
--------------------------------------------------------------------------------

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [_]
                                                                    (b)  [X]

--------------------------------------------------------------------------------

3.     SEC USE ONLY

--------------------------------------------------------------------------------

4.     SOURCE OF FUNDS
       WC

--------------------------------------------------------------------------------

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                              [_]

--------------------------------------------------------------------------------

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       England

--------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER
NUMBER OF                0
SHARES             ------------------------------------------------------------
BENEFICIALLY       8.    SHARED VOTING POWER
OWNED BY                 9,367,869
EACH               ------------------------------------------------------------
REPORTING          9.    SOLE DISPOSITIVE POWER
PERSON                   0
WITH               -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                         9,367,869
--------------------------------------------------------------------------------

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       9,367,869
--------------------------------------------------------------------------------

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [_]
       CERTAIN SHARES*
--------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       24.0%
--------------------------------------------------------------------------------

14.    TYPE OF REPORTING PERSON *
       IA, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                           --------------------------
  CUSIP No. 98155J105                                   Page 3 of 38
---------------------------                           --------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       J O Hambro Capital Management Group Limited
       No IRS Identification Number
--------------------------------------------------------------------------------

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [_]
                                                                    (b)  [X]

--------------------------------------------------------------------------------

3.     SEC USE ONLY

--------------------------------------------------------------------------------

4.     SOURCE OF FUNDS
       WC

--------------------------------------------------------------------------------

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                              [_]

--------------------------------------------------------------------------------

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       England

--------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER
NUMBER OF                0
SHARES             ------------------------------------------------------------
BENEFICIALLY       8.    SHARED VOTING POWER
OWNED BY                 9,367,869
EACH               ------------------------------------------------------------
REPORTING          9.    SOLE DISPOSITIVE POWER
PERSON                   0
WITH               -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                         9,367,869
--------------------------------------------------------------------------------

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       9,367,869
--------------------------------------------------------------------------------

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [_]
       CERTAIN SHARES*
--------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       24.0%
--------------------------------------------------------------------------------

14.    TYPE OF REPORTING PERSON *
       HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                           --------------------------
  CUSIP No. 98155J105                                   Page 4 of 38
---------------------------                           --------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       American Opportunity Trust plc
       No IRS Identification Number
--------------------------------------------------------------------------------

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [_]
                                                                    (b)  [X]

--------------------------------------------------------------------------------

3.     SEC USE ONLY

--------------------------------------------------------------------------------

4.     SOURCE OF FUNDS
       WC

--------------------------------------------------------------------------------

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                              [_]

--------------------------------------------------------------------------------

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       England

--------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER
NUMBER OF                0
SHARES             ------------------------------------------------------------
BENEFICIALLY       8.    SHARED VOTING POWER
OWNED BY                 1,924,000
EACH               ------------------------------------------------------------
REPORTING          9.    SOLE DISPOSITIVE POWER
PERSON                   0
WITH               -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                         1,924,000
--------------------------------------------------------------------------------

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,924,000
--------------------------------------------------------------------------------

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [_]
       CERTAIN SHARES*
--------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       4.9%
--------------------------------------------------------------------------------

14.    TYPE OF REPORTING PERSON *
       IV, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                           --------------------------
  CUSIP No. 98155J105                                   Page 5 of 38
---------------------------                           --------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       Christopher Harwood Bernard Mills
       No IRS Identification Number
--------------------------------------------------------------------------------

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [_]
                                                                    (b)  [X]

--------------------------------------------------------------------------------

3.     SEC USE ONLY

--------------------------------------------------------------------------------

4.     SOURCE OF FUNDS
       WC

--------------------------------------------------------------------------------

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                 [_]

--------------------------------------------------------------------------------

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       England

--------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER
NUMBER OF                0
SHARES             ------------------------------------------------------------
BENEFICIALLY       8.    SHARED VOTING POWER
OWNED BY                 9,367,869
EACH               ------------------------------------------------------------
REPORTING          9.    SOLE DISPOSITIVE POWER
PERSON                   0
WITH               -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                         9,367,869
--------------------------------------------------------------------------------

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       9,367,869
--------------------------------------------------------------------------------

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [_]
       CERTAIN SHARES*
--------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       24.0%
--------------------------------------------------------------------------------

14.    TYPE OF REPORTING PERSON *
       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                           --------------------------
  CUSIP No. 98155J105                                   Page 6 of 38
---------------------------                           --------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       The Trident North Atlantic Fund
       No IRS Identification Number
--------------------------------------------------------------------------------

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [_]
                                                                    (b)  [X]

--------------------------------------------------------------------------------

3.     SEC USE ONLY

--------------------------------------------------------------------------------

4.     SOURCE OF FUNDS
       WC

--------------------------------------------------------------------------------

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                 [_]

--------------------------------------------------------------------------------

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands

--------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER
NUMBER OF                0
SHARES             ------------------------------------------------------------
BENEFICIALLY       8.    SHARED VOTING POWER
OWNED BY                 1,087,500
EACH               ------------------------------------------------------------
REPORTING          9.    SOLE DISPOSITIVE POWER
PERSON                   0
WITH               -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                         1,087,500
--------------------------------------------------------------------------------

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,087,500
--------------------------------------------------------------------------------

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [_]
       CERTAIN SHARES*
--------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       2.8%
--------------------------------------------------------------------------------

14.    TYPE OF REPORTING PERSON *
       IV, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                           --------------------------
  CUSIP No. 98155J105                                   Page 7 of 38
---------------------------                           --------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       The Trident European Fund
       No IRS Identification Number
--------------------------------------------------------------------------------

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [_]
                                                                    (b)  [X]

--------------------------------------------------------------------------------

3.     SEC USE ONLY

--------------------------------------------------------------------------------

4.     SOURCE OF FUNDS
       WC

--------------------------------------------------------------------------------

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                 [_]

--------------------------------------------------------------------------------

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands

--------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER
NUMBER OF                0
SHARES             ------------------------------------------------------------
BENEFICIALLY       8.    SHARED VOTING POWER
OWNED BY                 1,051,500
EACH               ------------------------------------------------------------
REPORTING          9.    SOLE DISPOSITIVE POWER
PERSON                   0
WITH               -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                         1,051,500
--------------------------------------------------------------------------------

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,051,500
--------------------------------------------------------------------------------

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [_]
       CERTAIN SHARES*
--------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       2.7%
--------------------------------------------------------------------------------

14.    TYPE OF REPORTING PERSON *
       IV, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                           --------------------------
  CUSIP No. 98155J105                                   Page 8 of 38
---------------------------                           --------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       Oryx International Growth Fund Limited
       No IRS Identification Number
--------------------------------------------------------------------------------

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [_]
                                                                    (b)  [X]

--------------------------------------------------------------------------------

3.     SEC USE ONLY

--------------------------------------------------------------------------------

4.     SOURCE OF FUNDS
       WC

--------------------------------------------------------------------------------

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                 [_]

--------------------------------------------------------------------------------

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       Guernsey (Channel Islands)

--------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER
NUMBER OF                0
SHARES             ------------------------------------------------------------
BENEFICIALLY       8.    SHARED VOTING POWER
OWNED BY                 625,000
EACH               ------------------------------------------------------------
REPORTING          9.    SOLE DISPOSITIVE POWER
PERSON                   0
WITH               -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                         625,000
--------------------------------------------------------------------------------

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       625,000
--------------------------------------------------------------------------------

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [_]
       CERTAIN SHARES*
--------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       1.6%
--------------------------------------------------------------------------------

14.    TYPE OF REPORTING PERSON *
       IV, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                           --------------------------
  CUSIP No. 98155J105                                   Page 9 of 38
---------------------------                           --------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       Consulta (Channel Islands) Limited
       No IRS Identification Number
--------------------------------------------------------------------------------

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [_]
                                                                    (b)  [X]

--------------------------------------------------------------------------------

3.     SEC USE ONLY

--------------------------------------------------------------------------------

4.     SOURCE OF FUNDS
       WC

--------------------------------------------------------------------------------

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                 [_]

--------------------------------------------------------------------------------

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       Guernsey (Channel Islands)

--------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER
NUMBER OF                0
SHARES             ------------------------------------------------------------
BENEFICIALLY       8.    SHARED VOTING POWER
OWNED BY                 625,000
EACH               ------------------------------------------------------------
REPORTING          9.    SOLE DISPOSITIVE POWER
PERSON                   0
WITH               -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                         625,000
--------------------------------------------------------------------------------

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       625,000
--------------------------------------------------------------------------------

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [_]
       CERTAIN SHARES*
--------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       1.6%
--------------------------------------------------------------------------------

14.    TYPE OF REPORTING PERSON *
       IA, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                           --------------------------
  CUSIP No. 98155J105                                   Page 10 of 38
---------------------------                           --------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       North Atlantic Smaller Companies Investment Trust plc
       No IRS Identification Number
--------------------------------------------------------------------------------

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [_]
                                                                    (b)  [X]

--------------------------------------------------------------------------------

3.     SEC USE ONLY

--------------------------------------------------------------------------------

4.     SOURCE OF FUNDS
       WC

--------------------------------------------------------------------------------

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                              [_]

--------------------------------------------------------------------------------

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       England

--------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER
NUMBER OF                0
SHARES             ------------------------------------------------------------
BENEFICIALLY       8.    SHARED VOTING POWER
OWNED BY                 1,743,000
EACH               ------------------------------------------------------------
REPORTING          9.    SOLE DISPOSITIVE POWER
PERSON                   0
WITH               -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                         1,743,000
--------------------------------------------------------------------------------

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,743,000
--------------------------------------------------------------------------------

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [_]
       CERTAIN SHARES*
--------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       4.5%
--------------------------------------------------------------------------------

14.    TYPE OF REPORTING PERSON *
       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                           --------------------------
  CUSIP No. 98155J105                                   Page 11 of 38
---------------------------                           --------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       Growth Financial Services Limited
       No IRS Identification Number
--------------------------------------------------------------------------------

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [_]
                                                                    (b)  [X]

--------------------------------------------------------------------------------

3.     SEC USE ONLY

--------------------------------------------------------------------------------

4.     SOURCE OF FUNDS
       WC

--------------------------------------------------------------------------------

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                              [_]

--------------------------------------------------------------------------------

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       England

--------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER
NUMBER OF                0
SHARES             ------------------------------------------------------------
BENEFICIALLY       8.    SHARED VOTING POWER
OWNED BY                 1,743,000
EACH               ------------------------------------------------------------
REPORTING          9.    SOLE DISPOSITIVE POWER
PERSON                   0
WITH               -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                         1,743,000
--------------------------------------------------------------------------------

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,743,000
--------------------------------------------------------------------------------

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [_]
       CERTAIN SHARES*
--------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       4.5%
--------------------------------------------------------------------------------

14.    TYPE OF REPORTING PERSON *
       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               AMENDMENT NO. 5 TO
                            STATEMENT ON SCHEDULE 13D

         This Amendment No. 5 to Statement on Schedule 13D (the "Amendment") is filed on behalf of the Filing Parties (defined below). This Amendment amends the Amendment No. 4 on Schedule 13D filed by the Filing Parties with the Securities and Exchange Commission (the "SEC") on October 23, 2002 pursuant to a joint filing agreement dated as of October 20, 2000. The Filing Parties first filed with the SEC a statement on Schedule 13G with respect to the common stock, par value $0.0001 per share of Worldport Communications, Inc. on May 26, 2000. The initial statement was subsequently amended on June 13, 2000, August 24, 2000, October 20, 2000, June 14, 2001, February 14, 2002, April 12, 2002, May 14,
2002, June 14, 2002, September 20, 2002 and October 23, 2002.

Item 1.  Security Issuer.

         The class of equity securities to which this Amendment relates is the common stock, par value $0.0001 per share (the "Common Stock") of Worldport Communications, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 975 Weiland Road, Suite 150, Buffalo Grove, Illinois 60089.

Item 2.  Identity and Background.

         2 (a-c,f).

         I.     Filing Parties:

         This Amendment is filed on behalf of the following ten persons, who are collectively referred to as the "Filing Parties":

1. J O Hambro Capital Management Group Limited ("J O Hambro Group"), formerly named J O Hambro Capital Management (Holdings) Limited, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Group functions as the ultimate holding company for J O Hambro Capital Management Limited.

2. J O Hambro Capital Management Limited ("J O Hambro Capital Management"), formerly named J O Hambro & Partners Limited, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Capital Management is principally engaged in the business of investment management and advising. It serves as co-investment adviser to North Atlantic Smaller Companies Investment Trust plc ("NASCIT") and American Opportunity Trust plc ("American Opportunity Trust") and as investment adviser to Oryx International Growth Fund Limited ("Oryx"), The Trident North Atlantic Fund ("Trident North Atlantic") and The Trident European Fund ("Trident European"), as well as to private clients.

3. Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB England. His principal employment includes service as executive director of NASCIT and American Opportunity Trust, as a director of J O Hambro Capital Management, Trident North Atlantic, and Oryx, and as co-investment adviser to NASCIT and American Opportunity Trust.

4. American Opportunity Trust, formerly named Leveraged Opportunity Trust plc, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to American Opportunity Trust.

5. Growth Financial Services Limited ("GFS"), formerly named Growth Investment Management Limited, is a corporation organized under the laws of England with its principal office at 77 Middle Street, Brockham, Surrey RH3 7HL England and with its principal business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. GFS has undertaken to provide the services of Christopher Harwood Bernard Mills to NASCIT.

6. NASCIT, formerly named Consolidated Venture Trust plc, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. NASCIT is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to NASCIT.

7. Oryx is a corporation organized under the laws of the Island of Guernsey with its principal office and business at Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Oryx is a closed-end investment company. J O Hambro Capital Management serves as investment adviser to Oryx and Consulta serves as investment manager to Oryx.

8. Consulta (Channel Islands) Limited ("Consulta") is a corporation organized under the laws of the Island of Guernsey with its principal office and business at Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Consulta is principally engaged in the business of investment management and advising and serving as investment manager to Oryx.

9. Trident North Atlantic is an open-ended investment company incorporated in the Cayman Islands with its principal office and business at P.O. Box 309, Ugland House, George Town, Grand Cayman, Cayman Islands. Trident North Atlantic is a publicly-held regulated mutual fund. Christopher Harwood Bernard Mills serves as a director of Trident North Atlantic and J O Hambro Capital Management serves as an investment adviser to Trident North Atlantic.

10. Trident European is an open-ended investment company incorporated in the Cayman Islands with its principal office and business at P.O. Box 309 Ugland House, George Town, Grand Cayman, Cayman Islands. Trident European is a publicly-held regulated mutual fund. J O Hambro Capital Management serves as an investment adviser to Trident European.

II.      Control Relationships:

         J O Hambro Capital Management is a wholly-owned subsidiary of J O Hambro Group.

         Christopher Harwood Bernard Mills owns 99% of the equity of GFS, and serves as a director of J O Hambro Capital Management and Trident North Atlantic, and as executive director of NASCIT and American Opportunity Trust.

III.     Executive Officers and Directors:

         In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

         (d)   Criminal Proceedings

         During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e)   Civil Securities Law Proceedings

         During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Filing Parties used their working capital funds to purchase the shares of Common Stock of the Company to which this Amendment relates.

         The amount of funds used to date to acquire the Common Stock is approximately $21,881,204 (exclusive of brokerage fees and commissions).

Item 4.  Purpose of Transaction.

         On December 23, 2002 J O Hambro Capital Management entered into a Joint Venture and Securityholders Agreement (the "Agreement") with The Heico Companies, L.L.C. ("Heico") pursuant to which Heico and J O Hambro Capital Management formed W.C.I. Acquisition Corp., a Delaware corporation ("WCI"). Heico and J O Hambro Capital Management issued a press release on December 23, 2002, stating that WCI shall make a cash tender offer for all of the outstanding common stock (the "Shares") of the Company at a price of $0.50 per share (the "Offer"). The Offer shall expire at 5:00 P.M., New York City time, on Friday January 24, 2003. As set forth in the Agreement, the Heico Interests (as defined in Item 6 below) and J O Hambro Capital Management shall not tender their respective Shares but shall instead contribute their respective Shares to WCI prior to or on the Offer Closing (as defined therein).

         As provided in the Offer, if WCI obtains ownership of 90% or more of the Shares (including the Heico Interests and J O Hambro Capital Management Shares that are contributed), all remaining outstanding Shares (other than Shares held by WCI) will promptly be converted into the right to receive $0.50 per share through a subsequent short-form merger in Delaware. At the effective time of the short-form merger the shares of WCI (held by the Heico Interests and J. O Hambro Capital Management) will be converted into shares of Worldport common stock. Further, the Company will be the surviving corporation and the certificate of incorporation, by-laws, officers and directors of WCI prior to the effective time will become the certificate of incorporation, by-laws, officers and directors of the Company upon completion of the short-form merger.

         Upon completion of the short-form merger the Shares will no longer be publicly traded. Further, it is expected that the Share's registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will be terminated. Consequently, the Shares will no longer be traded on the OTC Bulletin Board. In addition, as set forth in the Agreement, as part of the merger, the Company will redeem all of its preferred stock outstanding for $67,577,358.27, the liquidation value of the preferred stock.

         Except as set forth in this Item 4, neither the Filing Parties nor, to their respective knowledge, any of the executive officers or directors of the Filing Parties have any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D, although neither the Filing Parties, nor such other persons, rule out the possibility of effecting or seeking to effect any such actions in the future. See Item 6 below for additional information.

         For additional information regarding Heico and the Heico Interests please see its Schedule 13D.

         This Amendment on Schedule 13D is neither an offer to purchase nor a solicitation of any offer to sell Shares. WCI has filed a tender offer statement with the SEC. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) contain important information which should be read carefully before any decision is made with respect to the Offer. The offer to purchase and related documents will be made available to all stockholders of the Company, at no expense to them. The tender offer statement and related documents are also available at no charge at the SEC's website at www.sec.gov. The SEC's address is 450 5/th/ Street N.W., Washington, D.C. 20549. The telephone number of the public reference room is
(202) 942-8090. Copies of the materials will also be available directly from the information agent, Georgeson Shareholder. Stockholders Banks and brokerage firms call (212) 440-9800. All others call collect at (866) 328-5441.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and
(ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the group, is as follows:

                                                                         Number of         Number of
                                                        Number of         Shares:       Shares: Sole or
                                  Aggregate Number     Shares: Sole     Shared Power    Shared Power to      Approximate
          Filing Party                of Shares       Power to Vote       to Vote           Dispose          Percentage*
-------------------------------------------------------------------------------------------------------------------------
J O Hambro Group                      9,367,869             0            9,367,869         9,367,869            24.0%
J O Hambro Capital Management         9,367,869             0            9,367,869         9,367,869            24.0%
Christopher H.B. Mills                9,367,869             0            9,367,869         9,367,869            24.0%
American Opportunity Trust            1,924,000             0            1,924,000         1,924,000             4.9%
GFS                                   1,743,000             0            1,743,000         1,743,000             4.5%
NASCIT                                1,743,000             0            1,743,000         1,743,000             4.5%
Oryx                                    625,000             0              625,000           625,000             1.6%
Consulta                                625,000             0              625,000           625,000             1.6%
Trident North Atlantic                1,087,500             0            1,087,500         1,087,500             2.8%
Trident European                      1,051,500             0            1,051,500         1,051,000             2.7%
-------------------------------------------------------------------------------------------------------------------------

         * Based on 39,087,252 shares of Common Stock, par value $0.0001 per share, outstanding as of November 1, 2002, which is based on information reported in the Company's 10Q, for the period ended September 30, 2002.

         (c) In the time since Amendment No. 4 on Schedule 13D was filed by the Filing Parties on October 23, 2002, the Filing Parties effected no transactions in the Common Stock.

         (d) The private clients of J O Hambro Capital Management have an economic interest in the dividends from, and the proceeds of sales of, the Common Stock beneficially owned by J O Hambro Capital Management. The shareholders of NASCIT and American Opportunity Trust have an economic interest in the dividends from, and the proceeds of sales of, the Common Stock beneficially owned by NASCIT and American Opportunity Trust, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As co-investment advisers to NASCIT, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of the Common Stock of the Company pursuant to an agreement entered into among NASCIT, GFS and Christopher Harwood Bernard Mills and an agreement entered into between NASCIT and J O Hambro Capital Management, each dated as of January 7, 1993, respectively.

         As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of the Common Stock of the Company pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro Capital Management.

         Michael E. Heisley is the President and Manager of Heico and a director of the Company. Heico and J O Hambro Capital Management entered into the Agreement pursuant to which WCI was formed. Heico together with Stanley H. Meadows ("Meadows") are collectively the Heico Interests (as defined in the Agreement). Meadows is Assistant Secretary of Heico and a director of the Company. Pursuant to the Agreement Heico may designate other holders of Shares to contribute their respective Shares to WCI prior to the Offer Closing in exchange for a portion of WCI common stock to be issued to Heico; provided, that such persons become parties to the Agreement as "Securityholders" and shall thereafter be considered part of the Heico Interests. The Heico Interests and J O Hambro Capital Management are each fifty percent owners of the outstanding common stock of WCI and both Heisley and Heico are directors of WCI. WCI will make a tender offer for all of the outstanding common stock of the Company as more fully described in Item 4 above.

         Pursuant to the Agreement, the Heico Interests, J O Hambro Capital Management and Securityholders have agreed to a standstill provision regarding the Shares they respectively own which, among other things, provides that while the Agreement is in effect each party agrees not to: (a) make, or in any way participate in, any "solicitation" of "proxies" (as such term is defined in Rule 14a-1 of the Exchange Act) relating to any securities of the Company to or with any Third Party (as defined in the Agreement); (b) deposit any Shares in any voting agreement or arrangement that includes as a party any Third Party; (c) form, join or in any way participate in a group (as contemplated by Exchange Act Rule 13d-5(b)) with respect to any securities of the Company; (d) make any announcement subject to Exchange Act Rule 14a-1(1)(2)(iv) to any Third Party;
(e) initiate or propose any "stockholder proposal" subject to Exchange Act Rule 14a-8; (f) make any offer or proposal to acquire any securities or assets of the Company or any of its Subsidiaries (as defined in the Agreement) or solicit or propose to effect or negotiate any form of business combination, restructuring, recapitalization or other extraordinary transaction involving, or any change in control of, the Company, its Subsidiaries or any of its securities or assets;
(g) seek the removal of any directors or a change in the composition or size of the board of directors of the Company; (h) in any way participate in a call for any special meeting of the stockholders of the Company; or (i) assist, advise or encourage any person with respect to, or seek to do, any of the foregoing. In the event that Heico determines to abandon the transaction or that J O Hambro Capital Management determines to abandon the transaction following a third party offer for the acquisition of all of the outstanding shares of the Company's common stock, it must so notify the other in writing and the Agreement shall then terminate, other than as to obligations incurred thereunder prior to such termination. For additional information, see Items 2, 3 and 4 above.

Item 7.  Material to be Filed as Exhibits.

         Joint Venture and Securityholders Agreement dated December 23, 2002, by and among W.C.I. Acquisition Corp., The Heico Companies, L.L.C., and J O Hambro Capital Management Limited is attached as Exhibit A hereto.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 2002

                                  J O HAMBRO CAPITAL MANAGEMENT LIMITED



                                  By:  /s/  R. G. Barrett
                                     -------------------------------------------
                                     Name:  R. G. Barrett
                                     Title: Director
                                     Executed on behalf of the parties hereto
                                     pursuant to the Joint Filing Agreement, as
                                     previously filed.

                                   Schedule A

 Information Concerning Directors and Executive Officers of the Filing Parties.

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Group Limited ("J O Hambro Group") as of the date hereof.

Name:                           James Daryl Hambro
                                (Chairman)
Citizenship:                    British
Business Address:               J O Hambro Capital Management Limited
                                Ryder Court
                                14 Ryder Street
                                London SW1Y 6QB
                                England
Principal Occupation:           Chairman, J O Hambro Capital Management

Name:                           Christopher Harwood Bernard Mills
                                (Director)
Citizenship:                    British
Business Address:               J O Hambro Capital Management Limited
                                Ryder Court
                                14 Ryder Street
                                London SW1Y 6QB
                                England
Principal Occupation:           Executive Director, NASCIT
                                Executive Director, American Opportunity Trust
                                Director, J O Hambro Capital Management

Name:                           Nichola Pease
                                Director and Chief Executive)
Citizenship:                    British
Business Address:               J O Hambro Capital Management Limited
                                Ryder Court
                                14 Ryder Street
                                London SW1Y 6QB
                                England
Principal Occupation:           Director and Chief Executive, J O Hambro Capital
                                Management

Name:                                 Basil Postan
                                      (Director)

Citizenship:                          British
Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England
Principal Occupation:                 Director, J O Hambro Capital Management

Name:                                 Malcolm Robert King
                                      (Director)
Citizenship:                          British
Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England
Principal Occupation:                 Director, J O Hambro Capital Management

Name:                                 Graham Warner
                                      (Director)
Citizenship:                          British
Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England
Principal Occupation:                 Director, J O Hambro Capital Management

Name:                                 Robert George Barrett
                                      (Director)
Citizenship:                          British
Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England
Principal Occupation:                 Director, J O Hambro Capital Management

Name:                                 Nicholas James Measham
                                      (Director)
Citizenship:                          British
Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England
Principal Occupation:                 Director, J O Hambro Capital Management

Name:                                 Willem Vinke
                                      (Director)
Citizenship:                          Dutch
Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England
Principal Occupation:                 Director, J O Hambro Capital Management

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Limited ("J O Hambro Capital Management") as of the date hereof.

Name:                             James Daryl Hambro
                                  (Managing Director)
Citizenship:                      British
Business Address:                 J O Hambro Capital Management Limited
                                  Ryder Court
                                  14 Ryder Street
                                  London SW1Y 6QB
                                  England
Principal Occupation:             Managing Director, J O Hambro Capital
                                  Management

Name:                             Christopher Harwood Bernard Mills
                                  (Director)
Citizenship:                      British
Business Address:                 J O Hambro Capital Management Limited
                                  Ryder Court
                                  14 Ryder Street
                                  London SW1Y 6QB
                                  England
Principal Occupation:             Executive Director, NASCIT
                                  Executive Director, American Opportunity Trust
                                  Director, J O Hambro Capital Management

Name:                             Malcolm Robert King
                                  (Director)
Citizenship:                      British
Business Address:                 J O Hambro Capital Management Limited
                                  Ryder Court
                                  14 Ryder Street
                                  London SW1Y 6QB
                                  England
Principal Occupation:             Director, J O Hambro Capital Management

Name:                                   Nichola Pease
                                        (Director)
Citizenship:                            British
Business Address:                       J O Hambro Capital Management Limited
                                        Ryder Court
                                        14 Ryder Street
                                        London SW1Y 6QB
                                        England
Principal Occupation:                   Director and Chief Executive, J O Hambro
                                        Capital Management

Name:                                   Basil Postan
                                        (Director)
Citizenship:                            British
Business Address:                       J O Hambro Capital Management Limited
                                        Ryder Court
                                        14 Ryder Street
                                        London SW1Y 6QB
                                        England
Principal Occupation:                   Director, J O Hambro Capital Management

Name:                                   Robert George Barrett
                                        (Director)
Citizenship:                            British
Business Address:                       J O Hambro Capital Management Limited
                                        Ryder Court
                                        14 Ryder Street
                                        London SW1Y 6QB
                                        England
Principal Occupation:                   Director, J O Hambro Capital Management

Name:                                   Nicholas James Measham
                                        (Director)
Citizenship:                            British
Business Address:                       J O Hambro Capital Management Limited
                                        Ryder Court
                                        14 Ryder Street
                                        London SW1Y 6QB
                                        England
Principal Occupation:                   Director, J O Hambro Capital Management

Name:                                   Willem Vinke
                                        (Director)
Citizenship:                            Dutch
Business Address:                       J O Hambro Capital Management Limited
                                        Ryder Court
                                        14 Ryder Street
                                        London SW1Y 6QB
                                        England
Principal Occupation:                   Director, J O Hambro Capital Management

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc ("American Opportunity Trust") as of the date hereof.

Name:                             R. Alexander Hammond-Chambers
                                  (Chairman)
Citizenship:                      British
Business Address:                 29 Rutland Square
                                  Edinburgh EH1 2BW
                                  Scotland
Principal Occupation:             Non-executive director

Name:                             Christopher Harwood Bernard Mills
                                  (Executive Director)
Citizenship:                      British
Business Address:                 Ryder Court
                                  14 Ryder Street
                                  London SW1Y 6QB
                                  England
Principal Occupation:             Executive Director, American Opportunity Trust
                                  Executive Director, NASCIT
                                  Director, J O Hambro Capital Management

Name:                             John Gildea
                                  (Director)
Citizenship:                      USA
Business Address:                 Gildea Management Company/1/
                                  537 Steamboat Road
                                  Greenwich, Connecticut 06830
Principal Occupation:             Managing Director, Gildea Management
                                  Company

-----------------
    1 Gildea Management Company is principally engaged in the investment management business.

Name:                                The Hon. James J. Nelson
                                     (Director)
Citizenship:                         British
Business Address:                    Foreign & Colonial Ventures/2/
                                     4th Floor
                                     Berkeley Square House
                                     Berkeley Square
                                     London W1X 5PA
                                     England
Principal Occupation:                Director, Foreign & Colonial Ventures

Name:                                Iain Tulloch
                                     (Director)
Citizenship:                         British
Business Address:                    Murray Johnstone Ltd./3/
                                     7 West Nile Street
                                     Glasgow G2 2PX
                                     Scotland
Principal Occupation:                Director, Murray Johnstone Ltd.

Name:                                Philip Ehrman
                                     (Director)
Citizenship:                         British
Business Address:                    Gartmore Investment Management Ltd./4/
                                     Gartmore House
                                     16-18 Monument Street
                                     London EC3R 8AJ
                                     England
Principal Occupation:                Investment Manager, Gartmore Investment
                                     Management Ltd.


--------------------------
       2 Foreign & Colonial Ventures is principally engaged in the investment management business.

       3 Murray Johnstone Ltd. is principally engaged in the investment management business.

       4 Gartmore Investment Management Limited is principally engaged in the investment management business.

The following table sets forth certain information concerning each of the directors and executive officers of Growth Financial Services Limited ("GFS") as of the date hereof.


Name:                                Christopher Harwood Bernard Mills/5/
                                     (Director)
Citizenship:                         British
Business Address:                    Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England
Principal Occupation:                Executive Director, NASCIT
                                     Executive Director, American Opportunity
                                     Trust
                                     Director, J O Hambro Capital Management

Name:                                Ivan Alexander Shenkman
                                     (Director)
Citizenship:                         British
Residence:                           34 Royal Crescent
                                     London W11
                                     England
Principal Occupation:                Consultant


----------------------------
       5 GFS is controlled by Christopher Mills who owns 99% of the share capital.

The following table sets forth certain information concerning each of the directors and executive officers of North Atlantic Smaller Companies Investment Trust plc ("NASCIT") as of the date hereof.

Name:                             Christopher Harwood Bernard Mills
                                  (Executive Director)
Citizenship:                      British
Business Address:                 North Atlantic Smaller Companies Investment
                                  Trust plc
                                  Ryder Court
                                  14 Ryder Street
                                  London SW1Y 6QB
                                  England
Principal Occupation:             Executive Director, NASCIT
                                  Executive Director, American Opportunity Trust
                                  Director, J O Hambro Capital Management

Name:                             Enrique Foster Gittes
                                  (Chairman)
Citizenship:                      USA
Residence:                        4 East 82nd Street
                                  New York, New York 10028
                                  USA
Principal Occupation:             Director, NASCIT

Name:                             The Hon. Peregrine D E M Moncreiffe
                                  (Director)
Citizenship:                      British
Business Address:                 Easter Moncreiffe
                                  Bridge of Earn
                                  Perthshire PH2 8QA
                                  Scotland
Principal Occupation:             Non-executive director

Name:                                Kristian Siem
                                     (Director)
Citizenship:                         Norwegian
Business Address:                    4th Floor
                                     10 Stratton Street
                                     London W1J 8DA
                                     England
Principal Occupation:                Chairman, Aston Financial Limited

The following table sets forth certain information concerning each of the directors and executive officers of Oryx International Growth Fund Limited ("Oryx") as of the date hereof.


Name:                                     Nigel Kenneth Cayzer
                                          (Chairman)
Citizenship:                              British
Business Address:                         Kinpurnie Estate
                                          Smiddy Road
                                          Newtyle
                                          Perthshire PH12 8TB
                                          Scotland
Principal Occupation:                     Non-executive director

Name:                                     His Excellency Salim Hassan Macki
                                          (Director)
Citizenship:                              Omani
Business Address:                         P.O. Box 4160
                                          Postal Code 112
                                          Ruwi
                                          Sultanate of Oman
Principal Occupation:                     Non-executive director

Name:                                     Patrick John McAfee
                                          (Director)
Citizenship:                              British
Business Address:                         Deutsche, Morgan Grenfell/6/
                                          4 Eagle Valley
                                          Power Court
                                          Ennis Kerry County
                                          Wicklow
                                          Ireland
Principal Occupation:                     Company Director

-----------------------
   6  Deutche, Morgan Grenfell is a merchant bank.

Name:                             Christopher Harwood Bernard Mills
                                  (Director)
Citizenship:                      British
Business Address:                 Ryder Court
                                  14 Ryder Street
                                  London SW1Y 6QB
                                  England
Principal Occupation:             Executive Director, NASCIT
                                  Executive Director, American Opportunity Trust
                                  Director, J O Hambro Capital Management


Name:                             Harald Lungershausen
                                  (Director)
Citizenship:                      German
Business Address:                 Seestrasse 240
                                  P.O. Box 0802
                                  Kilchberg
                                  Zurich
                                  Switzerland
Principal Occupation:             Company Director

Name:                             Mohamed Hassan Ghurlam Habib
                                  (Director)
Citizenship:                      Omani
Business Address:                 Oman National Insurance Company/7/
                                  P.O. Box 2254
                                  Postal Code 112
                                  Ruwi
                                  Sultanate of Oman
Principal Occupation:             Chief Executive, Oman National Insurance
                                  Company, SAOG

-------------------------
     7 Oman National Insurance Company is principally engaged in the insurance business.

Name:                                  Rupert Arthur Rees Evans
                                       (Director)
Citizenship:                           British
Business Address:                      Ozannes/8/
                                       P.O. Box 186
                                       1 Le Marchant Street
                                       St. Peter Port
                                       Guernsey
                                       Channel Islands
Principal Occupation:                  Guernsey Advocate
                                       Partner, Ozanne van Leuven Perrot & Evans

Name:                                  Hussan Al Nowais
Citizenship:                           United Arab Emirates
Business Address:                      Emirate Holdings
                                       P.O. Box 984
                                       Abu Dhabi
                                       United Arab Emirates
Principal Occupation:                  Chairman and Managing Director, Emirate
                                       Holdings

-------------------------
     8 Ozannes is a law firm.

The following table sets forth certain information concerning each of the directors and executive officers of Consulta (Channel Islands) Limited ("Consulta") as of the date hereof.

Name:                             Gary Michael Brass
                                  (Director)
Citizenship:                      British
Business Address:                 20 St. James's Street
                                  London SW1A 1ES
                                  England
Principal Occupation:             Managing Director, Consulta

Name:                             Jeremy Caplan
                                  (Director)
Citizenship:                      British
Business Address:                 1 Britannia Place
                                  Bath Street
                                  St. Helier
                                  Jersey
                                  Channel Islands
Principal Occupation:             English Solicitor

Name:                             Barry Carroll
                                  (Director)
Citizenship:                      British
Business Address:                 Management International (Guernsey) Limited/9/
                                  Bermuda House
                                  St. Julian's Avenue
                                  St. Peter Port
                                  Guernsey
                                  Channel Islands
Principal Occupation:             Managing Director, Management International
                                  (Guernsey) Limited

_________________________
     9 Management International (Guernsey) Limited is principally engaged in the investment management business.

Name:                                      Rupert Arthur Rees Evans
                                           (Director)
Citizenship:                               British
Business Address:                          P.O. Box 186
                                           1 Le Marchant Street
                                           St. Peter Port
                                           Guernsey
                                           Channel Islands
Principal Occupation:                      Guernsey Advocate
                                           Partner, Ozanne van Leuven
                                           Perrot & Evans

The following table sets forth certain information concerning each of the directors and executive officers of The Trident North Atlantic Fund ("Trident North Atlantic") as of the date hereof.

Name:                             Basil Postan
                                  (Director)
Citizenship:                      British
Business Address:                 J O Hambro Capital Management Limited
                                  Ryder Court
                                  14 Ryder Street
                                  London SW1Y 6QB
                                  England
Principal Occupation:             Director, J O Hambro Capital Management
                                  Partner, RSM Robson Rhodes

Name:                             Christopher Harwood Bernard Mills
                                  (Director)
Citizenship:                      British
Business Address:                 J O Hambro Capital Management Limited
                                  Ryder Court
                                  14 Ryder Street
                                  London SW1Y 6QB
                                  England
Principal Occupation:             Executive Director, NASCIT
                                  Executive Director, American Opportunity Trust
                                  Director, J O Hambro Capital Management

Name:                             David Sargison
                                  (Director)
Citizenship:                      British
Business Address:                 Caledonian Bank & Trust Limited
                                  Caledonian House
                                  George Town, Grand Cayman
                                  Cayman Islands
Principal Occupation:             Managing Director, Caledonian Bank & Trust
                                  Limited

Name:                               John Gildea
                                    (Director)
Citizenship:                        USA
Business Address:                   Gildea Management Company
                                    P.O. Box 98
                                    New Canaan, Connecticut 06840
                                    USA
Principal Occupation:               Managing Director, Gildea Management Company

The following sets forth certain information concerning each of the directors and executive officers of The Trident European Fund ("Trident European") as of the date hereof.

Name:                               Basil Postan
                                    (Director)
Citizenship:                        British
Business Address:                   J O Hambro Capital Management Limited
                                    Ryder Court
                                    14 Ryder Street
                                    London SW1Y 6QB
                                    England
Principal Occupation:               Director, J O Hambro Capital Management

Name:                               Raymond O'Neill
                                    (Director)
Citizenship:                        Irish
Business Address:                   RSM Robson Rhodes
                                    Fitzwilton House
                                    Wilton Place
                                    Dublin 2
                                    Ireland
Principal Occupation:               Partner, RSM Robson Rhodes

Name:                               David Sargison
                                    (Director)
Citizenship:                        British
Business Address:                   Caledonian Bank and Trust
                                    George Town
                                    Grand Cayman
                                    Cayman Islands
Principal Occupation:               Trust Officer

Name:                               John Gildea
                                    (Director)
Citizenship:                        USA
Business Address:                   Gildea Management Company
                                    P.O. Box 98
                                    New Canaan, Connecticut  06840
                                    USA
Principal Occupation:               Managing Director, Gildea Management Company

                                    EXHIBIT A





                                JOINT VENTURE AND

                            SECURITYHOLDERS AGREEMENT

                                  by and among

                            W.C.I. ACQUISITION CORP.,

                           THE HEICO COMPANIES, L.L.C.

                                       and

                      J O HAMBRO CAPITAL MANAGEMENT LIMITED


                             Dated December 23, 2002

                                TABLE OF CONTENTS

                                                                                          Page
ARTICLE I   INCORPORATION, CAPITALIZATION AND OWNERSHIP ..................................   2

     1.1.   Formation ....................................................................   2

     1.2.   Initial Capital Contributions ................................................   2

     1.3.   Additional Funds .............................................................   2

     1.4.   Books and Records ............................................................   2

     1.5.   Annual Financial Statements ..................................................   2

     1.6.   Interim Financial Statements .................................................   2

     1.7.   Inspection of Facilities and Records .........................................   3

     1.8.   Banking Matters ..............................................................   3

ARTICLE II  TRANSACTION ..................................................................   3

     2.1.   Additional Contributions .....................................................   3

     2.2.   Preferred Stock ..............................................................   3

     2.3.   Loan .........................................................................   3

     2.4.   Merger .......................................................................   4

     2.5.   Professional Services ........................................................   4

ARTICLE III THE OFFER ....................................................................   4

     3.1.   The Offer ....................................................................   4

     3.2.   Board Approvals ..............................................................   5

ARTICLE IV  THE MERGER ...................................................................   5

     4.1.   The Merger ...................................................................   5

     4.2.   Certificate of Incorporation, By-Laws, Directors and Officers of the
            Surviving Corporation ........................................................   5

ARTICLE V   EFFECT OF THE MERGER ON SECURITIES OF THE COMPANY AND WORLDPORT ..............   6

     5.1.   Merger. ......................................................................   6

     5.2.   Company Stock ................................................................   6

     5.3.   WorldPort Securities .........................................................   6

     5.4.   Exchange of Certificates Representing WorldPort Common Stock .................   7

     5.5.   Dissenting Company Stockholders ..............................................   8

ARTICLE VI  EXPENSES .....................................................................   8

ARTICLE VII SUCCESS FEE ..................................................................   8

                                      -i-

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                                TABLE OF CONTENTS
                                   (continued)

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ARTICLE VIII  GOVERNANCE .................................................................   8

     8.1.   Board of Directors ...........................................................   8

            (a)  Composition .............................................................   8

            (b)  Expenses and Indemnification ............................................   9

            (c)  Failure to Designate ....................................................   9

     8.2.   Securityholders' Approval of Certain Transactions ............................  10

ARTICLE IX  POTENTIAL CONFLICTS ..........................................................  11

ARTICLE X   TRANSFER .....................................................................  11

     10.1.  Restrictions on Transfer of Certain Equity Securities ........................  11

            (a)  No Transfers ............................................................  11

            (b)  Permitted Transfers .....................................................  11

            (c)  Transfers to an Affiliate ...............................................  11

            (d)  Pledges .................................................................  12

     10.2.  Preemptive Rights ............................................................  12

     10.3.  Rights of First Refusal ......................................................  13

     10.4.  Co-Sale Rights ...............................................................  14

            (a)  Notice of Transfer ......................................................  14

            (b)  Right of Co-Sale ........................................................  14

     10.5.  Drag-Along Rights ............................................................  15

     10.6.  Exit Provisions ..............................................................  16

            (a)  Exit Sale ...............................................................  16

            (b)  Initiation Mandatory ....................................................  16

            (c)  Response Election .......................................................  17

            (d)  Failure of Responding Securityholder to Respond .........................  17

            (e)  Closing of Mandatory Purchase and Sale ..................................  18

ARTICLE XI  REPRESENTATIONS AND WARRANTIES ...............................................  18

     11.1.  Representations and Warranties of Securityholders ............................  18

ARTICLE XII COVENANTS OF THE PARTIES .....................................................  18

     12.1.  Reasonable Best Efforts ......................................................  18

     12.2.  Cooperation in Receipt of Consents ...........................................  19


                                TABLE OF CONTENTS
                                   (continued)
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     12.3. Public Announcements ...................................................  19

     12.4. Further Assurances .....................................................  19

     12.5. Confidential Information ...............................................  19

     12.6. Standstill Provisions ..................................................  20

     12.7. Filing of Schedule 13D or 13G ..........................................  21

ARTICLE XIII LEGEND ...............................................................  22

ARTICLE XIV EVENTS OF DEFAULT .....................................................  22

ARTICLE XV ARBITRATION; GOVERNING LAW .............................................  23

     15.1. Arbitration ............................................................  23

ARTICLE XVI INDEMNIFICATION .......................................................  24

ARTICLE XVII DEFINITIONS ..........................................................  24

ARTICLE XVIII TERM; TERMINATION ...................................................  28

     18.1. Term ...................................................................  28

     18.2. Termination ............................................................  28

     18.3. Effect of Termination and Abandonment ..................................  29

     18.4. Amendment ..............................................................  29

     18.5. Extension; Waiver ......................................................  29

ARTICLE XIX MISCELLANEOUS .........................................................  29

     19.1. This Agreement not to Constitute a Partnership .........................  29

     19.2. Assignment .............................................................  29

     19.3. Notices ................................................................  29

     19.4. Headings ...............................................................  30

     19.5. Severability ...........................................................  30

     19.6. Binding Nature .........................................................  30

     19.7. Entire Agreement; Successors and Assigns ...............................  30

EXHIBIT A CERTIFICATE OF INCORPORATION OF W.C.I. ACQUISITION CORP. COMPANY ........   1

EXHIBIT B BY-LAWS OF W.C.I. ACQUISITION CORP. .....................................   1

EXHIBIT C INITIAL BOARD OF DIRECTORS ..............................................   1

EXHIBIT D CONDITIONS OF THE OFFER .................................................   1

                                     -iii-

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                                TABLE OF CONTENTS
                                   (continued)

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EXHIBIT E OWNERSHIP OF WORLDPORT STOCK ............................................   1

                   JOINT VENTURE AND SECURITYHOLDERS AGREEMENT

         THIS JOINT VENTURE AND SECURITYHOLDERS AGREEMENT ("Agreement") is made and entered into as of this 23rd day of December, 2002 by and among THE HEICO COMPANIES, L.L.C. a Delaware corporation ("Heico"), STANLEY H. MEADOWS ("Meadows"),J O HAMBRO CAPITAL MANAGEMENT LIMITED, a corporation organized under the laws of the United Kingdom ("JOHCM") and W.C.I. ACQUISITION CORP., a Delaware corporation ("Company"). Unless otherwise defined herein, capitalized terms are defined in Article XVII hereof. Heico, Meadows and JOHCM are collectively referred to herein as the "Securityholders").

                               W I T N E S S E T H

         WHEREAS, Heico and Meadows (collectively, the "Heico Interests") own or have the right to acquire an aggregate of 8,521,278 shares of common stock par value $0.001 per share ("WorldPort Common Stock") of WorldPort Communications, Inc., a Delaware corporation ("WorldPort"), and no more;

         WHEREAS, JOHCM owns beneficially and of record 9,367,869 shares of WorldPort Common Stock, and no more;

         WHEREAS, the Heico Interests and JOHCM desire to enter into a joint venture for the purpose of forming the Company in order to offer to acquire for the Per Share Amount all of the remaining issued and outstanding shares of WorldPort Common Stock held by Third Parties through a cash tender offer (the "Offer") in compliance with Section 14(d)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") upon the terms and subject to the conditions set forth in this Agreement;

         WHEREAS, upon the closing of the Offer, the Company shall be merged with and into WorldPort and all shares of the Company shall be converted into shares of WorldPort (the "Merger," with the Offer, collectively, the "Transaction");

         WHEREAS, the parties hereto desire to enter into this Agreement for the purposes, among others, of (i) governing the conduct of the parties during the Transaction, (ii) establishing the composition of the Board of Directors, (iii) governing the conduct of the Company, (iv) limiting the manner and terms by which the Company Shares held by the Securityholders may be transferred, and (v) to provide for certain matters relating to the Company, certain rights and obligations in respect of the ownership of the Company Shares and certain other matters as herein provided;

         NOW, THEREFORE, upon the terms and conditions herein, and in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby expressly agree as follows:

                                    ARTICLE I
                   INCORPORATION, CAPITALIZATION AND OWNERSHIP

     1.1. Formation.


            (a) The parties hereby agree to form the Company by filing the Certificate of Incorporation, in the form attached as Exhibit A, with the Secretary of State of Delaware, and adopting the bylaws of the Company in the form attached as Exhibit B.

            (b) The Company's principal place of business shall be at 5600 Three First National Plaza, Chicago, Illinois 60602 or any other place in Illinois as may be mutually agreed upon in writing by the parties hereto.

            (c) In the event of any inconsistency between this Agreement and the Certification of Incorporation, the terms of this Agreement shall prevail.

            (d) Heico, as the sole incorporator of the Company, shall cause the individuals listed on Exhibit C to be elected as the initial Board of Directors of the Company.

     1.2. Initial Capital Contributions. The Heico Interests hereby agrees to purchase, and the Company agrees to issue and sell to the Heico Interests, 50 shares of Company Shares for a purchase price of $100 per share. JOHCM hereby agree to purchase and the Company agrees to issue and sell to JOHCM, 50 shares of Company Shares for a price of $100 per share. Heico may designate other holders of WorldPort Common Stock to contribute such stock to the Company in exchange for a portion of the Company Shares to be issued to Heico, provided that such persons become parties to this Agreement as "Securityholders" and shall thereafter be considered part of the Heico Interests.

     1.3. Additional Funds. Except as set forth in Section 2.1, unless otherwise agreed to by the Securityholders in writing, there shall be no obligation upon the Securityholders to make any additional contributions to the Company either in the form of additional equity injections or shareholders' loans.

     1.4. Books and Records. The books and records of the Company shall be kept and maintained at the principal office of the Company or at such other place as the Board of Directors may determine from time to time. The books of account shall be maintained on an accrual basis in accordance with GAAP consistently applied with reference to all Company transactions. The books and records shall include the designation and identification of any property in which the Company owns a beneficial interest.

     1.5. Annual Financial Statements. No later than 90 days following the end of each fiscal year, the Company shall cause to be prepared and delivered to each Securityholder an income statement, statement of changes in financial position and a balance sheet for the Company for such fiscal year, prepared in accordance with GAAP.

     1.6. Interim Financial Statements. As soon as practicable (but no later than forty-five (45)) days after the end of each month and of each fiscal quarter, the Company shall cause to be prepared and delivered to each Securityholder, an income statement and statement of changes in financial position for such month or fiscal quarter and for the portion of the fiscal year then ended, and a balance sheet for the Company as at the end of such month or fiscal quarter, prepared in accordance with GAAP.

     1.7. Inspection of Facilities and Records. Each Securityholder shall have the right at all reasonable times during usual business hours to examine the books of account and records of the Company. Such right may be exercised through any agent, employee or representative of such Securityholder designated by it, or by an independent public accountant. The Securityholder conducting such examination or inspection shall bear all costs and expenses incurred in connection therewith.

     1.8. Banking Matters. Funds of the Company shall be deposited in such banks or other depositories as determined by the Board or its designee. Checks or other orders of withdrawal shall be drawn upon the Company's account or accounts only for purposes of the Company and shall be signed by such officers or authorized representatives as are designated by the Board, subject to any conditions or limitations which it may set.

                                   ARTICLE II
                                   TRANSACTION

     2.1. Additional Contributions. On or prior to the Offer Closing:


            (a) JOHCM will transfer to the Company, for no additional consideration, all right, title and interest in and to the JOHCM Shares; and

            (b) The Heico Interests will transfer to the Company, for no additional consideration, all right, title and interest in and to the Heico Shares.

            (c) to the extent that the number of shares of WorldPort Common Stock contributed by the Heico Interests, on the one hand, or JOHCM, on the other, is less than 9,367,869, such contributing party will contribute to Company cash in the amount of the product of such shortfall multiplied by the Per Share Amount, without consideration. Shares contributed by the Heico Interests may include shares acquired upon exercise of warrants to purchase WorldPort stock held by Heico.

     2.2. Preferred Stock. Upon the closing of and as part of the Merger, the holders of the preferred stock of WorldPort ("WorldPort Preferred Stock") shall be entitled to be paid out of the assets of WorldPort by reason of their ownership thereof an amount per share equal to 107% of the Stated Value thereof (an aggregate of $67,577,358.27), less any cash dividends paid by WorldPort to the holders of WorldPort Preferred Stock after the date hereof, in full redemption thereof.

     2.3. Loan. Prior to or contemporaneously with the Offer Closing, the Company shall borrow from WorldPort funds sufficient to purchase shares tendered pursuant to the Offer and accepted for purchase (the "Loan") on terms deemed acceptable by the Board of Directors of the Company. The Company shall pledge all shares of WorldPort Common Stock held by the Company as security for the Loan, if required.

     2.4. Merger. Immediately after the Offer Closing, the parties agree to cause the Company to be merged with and into WorldPort, pursuant to the terms of this Agreement.

     2.5. Professional Services. McDermott, Will & Emery will provide legal services to the Company with respect to the Transaction and JOHCM and Heico waive any actual or potential conflict of interest between such representation and any past, present or future provision of legal services by McDermott, Will & Emery to Heico or JOHCM or any affiliate thereof.

                                   ARTICLE III
                                    THE OFFER

     3.1. The Offer.

            (a) The Company shall commence the Offer as promptly as practicable. The obligation of the Company to commence the Offer and to accept for payment, and to pay for any shares of WorldPort Common Stock tendered pursuant to the Offer shall be subject only to the satisfaction of the conditions set forth in Exhibit D (the "Offer Conditions"). As soon as reasonably practicable following execution of this Agreement, the Company shall file with the SEC a Tender Offer Statement and a Rule 13e-3 Transaction Statement on Schedule TO, including all exhibits thereto (together with all amendments and supplements thereto, the "Schedule TO") with respect to the Offer, the Merger and the other transactions contemplated hereby. The Schedule TO shall contain or incorporate by reference an offer to purchase (the "Offer to Purchase") and forms of the related letter of transmittal and any related documents (the Schedule TO, the Offer to Purchase and such other documents, together with all supplements or amendments thereto, collectively, the "Offer Documents"). Heico and JOHCM shall each use their commercially reasonable efforts to ensure that (i) the Offer Documents shall comply in all material respects with the requirements of the Exchange Act, and (ii) on the date filed with the SEC and on the date first published, sent or given to WorldPort's stockholders, the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, Heico or JOHCM discovers any information relating to either party, or any of their respective Affiliates, officers or directors, that should be set forth in an amendment or supplement to the schedule to, so that the document will not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the party that discovers any misleading information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing the information shall be promptly filed with the SEC and, to the extent required by law or regulation, disseminated to the shareholders of WorldPort.

            (b) Heico, JOHCM and the Company each agree to (i) provide each other party to this Agreement and their counsel with any written comments or requests for additional information that such party or its counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments or request, (ii) use their reasonable best efforts after consultation with each of Heico and JOHCM and its counsel to respond to such comments of and requests by the SEC promptly,
     (iii) provide each of Heico and JOHCM and its counsel with copies of any written responses and telephonic notification of any verbal responses by the Company or its counsel, and (iv) advise the other party, promptly after it receives notice thereof, of the issuance of any stop order, or any request by the SEC for amendment of the Offer Documents.

            (c) Subject to the provisions of this Agreement, the Offer shall initially expire on the 20th business day from and after the date the Offer is commenced, including the date of the commencement of the Offer as the first business day in accordance with Rule 14d-2, unless this Agreement is terminated in accordance with Article XVIII, in which case the Offer (whether or not previously extended in accordance with the terms hereof) shall expire on such date of termination.

            (d) Subject to and in accordance with the terms and conditions of the Offer and this Agreement (but subject to the right of termination in accordance with Section 18.1), the Company shall accept for payment and pay for, in accordance with the terms of the Offer, all WorldPort Common Stock validly tendered by Third Parties and not withdrawn pursuant to the Offer as soon as practicable after the expiration of the Offer, and in any event in compliance with the obligations respecting prompt payment pursuant to Rule 14e-1(c) under the Exchange Act

     3.2. Board Approvals. Unless approved by the Board of Directors, the
Company:

            (a) shall not file any Offer Document with the SEC, or any amendment or supplement to any Offer Document;

            (b) shall not amend or waive any of the Offer Conditions;

            (c) shall not extend or terminate the Offer; and

            (d) shall not change the Per Share Amount.

                                   ARTICLE IV
                                   THE MERGER

     4.1. The Merger. At the Effective Time, subject to the terms and conditions of this Agreement and the applicable provisions of the Delaware General Corporation Law (the "DGCL"), the Company shall be merged with and into WorldPort and the separate corporate existence of the Company shall thereupon cease. WorldPort shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation"). The Merger shall have the effects specified in the DGCL.

     4.2. Certificate of Incorporation, By-Laws, Directors and Officers of the Surviving Corporation. Unless otherwise agreed by the Company, Heico and JOHCM prior to the Merger Closing, at the Effective Time:

            (a) The certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation, until duly amended in accordance with applicable law and the terms thereof;

            (b) The by-laws of the Company as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation, until duly amended in accordance with applicable law, the terms thereof, and the Surviving Corporation's certificate of incorporation;

            (c) The officers of the Company immediately prior to the Effective Time shall continue to serve in their respective offices for the Surviving Corporation from and after the Effective Time, until their successors are duly appointed or elected in accordance with applicable law and the Surviving Corporation's certificate of incorporation and by-laws; and

            (d) The directors of the Company immediately prior to the Effective Time shall be the directors of the Surviving Corporation from and after the Effective Time, until their successors are duly appointed or elected in accordance with applicable law, and the Surviving Corporation's certificate of incorporation and by-laws.

                                    ARTICLE V
                EFFECT OF THE MERGER ON SECURITIES OF THE COMPANY
                                  AND WORLDPORT

     5.1. Merger. Upon the Company acquiring shares of WorldPort Common Stock pursuant to the Offer, the Company, Heico and JOHCM shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable.

     5.2. Company Stock. At the Effective Time, each share of common stock, $0.01 par value per share, of the Company that is outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of common stock, $0.0001 par value per share, of the Surviving Corporation.

     5.3. WorldPort Securities.


            (a) Other than as set forth in the immediately following sentence, at the Effective Time, each share of WorldPort Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the Company, WorldPort or the holder thereof, be converted into the right to receive the Per Share Amount, without interest (the "Merger Consideration") upon the surrender of a certificate or certificates (a "Certificate") representing such shares of WorldPort Common Stock. The following Shares shall not be converted into the right to receive the Per Share Amount at the Effective Time: (i) shares of WorldPort Common Stock owned by the Company, or any wholly owned subsidiary of the Company, or held by WorldPort, all of which shall be canceled; and (ii) Dissenting Shares (as defined below).

            (b) Each share of WorldPort Common Stock issued and held in WorldPort's treasury at the Effective Time, or held by the Company, or any wholly owned subsidiary of the Company, shall, by virtue of the Merger and without any action on the part of the Company, WorldPort or the holder thereof, cease to be outstanding and shall be canceled and retired without payment of any consideration therefor.

          (c) At the Effective Time, all shares of Preferred Stock of WorldPort shall, by virtue of the Merger and without any action on the part of the Company, WorldPort or the holder thereof be converted into the right to receive an amount in cash, equal in the aggregate to the amount set forth in Section 2.2.

          (d) [Each WorldPort stock option shall be converted in to the right to receive (i) the Per Share Amount minus (ii) the exercise price thereunder or shall be cancelled, and all WorldPort employee benefit plans providing for the issuance, holding, transfer or grant of any WorldPort Common Stock, or any interest in respect of any WorldPort Common Stock shall be terminated.]

     5.4. Exchange of Certificates Representing WorldPort Common Stock.

          (a) As soon as practicable after the Effective Time, the Company shall or shall cause a designated paying agent ("Paying Agent") to mail to each holder of record of shares of WorldPort Common Stock (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to such Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and which letter shall be in such form and have such other provisions as are customary for letters of this nature and (ii) instructions for effecting the surrender of such Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate to the Paying Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash into which shares of Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 5.3, and the shares represented by the Certificate so surrendered shall forthwith be canceled. No interest will be paid or will accrue on the cash payable upon surrender of any Certificate. In the event of a transfer of ownership of WorldPort Common Stock that is not registered in the transfer records of WorldPort, payment may be made with respect to such WorldPort Common Stock to such a transferee if the Certificate representing such shares of WorldPort Common Stock is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 5.4(a), each Certificate (other than Certificates representing Dissenting Shares) shall be deemed, at any time after the Effective Time, to represent only the right to receive on such surrender the amount, without any interest thereon, of cash into which shares of Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 5.3.


          (b) At or after the Effective Time, there shall be no transfers on the stock transfer books of WorldPort of the WorldPort Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of

     Certificates evidencing ownership of WorldPort Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such WorldPort Common Stock except as otherwise provided herein or by applicable law. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged as provided in this Article V.

     5.5. Dissenting Company Stockholders. Notwithstanding any provision of this Agreement to the contrary, if required by the DGCL, but only to the extent required thereby, shares of WorldPort Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by Third Parties who have properly exercised appraisal rights with respect to the WorldPort Common Stock owned by them in accordance with Section 262 of the DGCL (the "Dissenting Shares") will not be exchangeable for the right to receive the Merger Consideration. Each holder of such Dissenting Shares will be entitled to receive payment of the appraised value of such WorldPort Common Stock in accordance with the provisions of Section 262 of the DGCL unless and until such holder fails to perfect or effectively waives, withdraws or loses his or her rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively waives, withdraws or loses such right, such WorldPort Common Stock will thereupon be treated as if they had been converted into and have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration, without any interest or dividends thereon.

                                   ARTICLE VI
                                    EXPENSES

     In the event that the Transaction is not completed as detailed in this Agreement or otherwise agreed by the Board of Directors, each of Heico and JOHCM shall be responsible for paying 50% of all costs and expenses of Heico, JOHCM and the Company relating to the proposed Transaction, including, without limitation, attorney fees and expenses, payable by the Company. If the Transaction is completed, the costs and expenses, including attorney fees, of Heico, JOHCM, and the Company related to the Transaction shall be paid or reimbursed by WorldPort.

                                   ARTICLE VII
                                   SUCCESS FEE

     In the event that the Transaction is consummated, on the Merger Closing, the parties will cause WorldPort to pay to each of Heico and JOHCM a fee (the "Success Fee") equal to $1,393,180.

                                  ARTICLE VIII
                                   GOVERNANCE

     8.1. Board of Directors.

          (a) Composition. From and after the date hereof and until the provisions of this Article VIII cease to be effective, each Securityholder shall vote all of its Company Shares and any other voting securities of the Company over which such Securityholder has voting control and will take all other necessary or desirable actions within its control

     (whether in its capacity as a shareholder, director, member of a Board committee or officer of the Company or otherwise, including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and the Company will take all necessary and desirable actions within its control, in order to cause:

               (i) the authorized number of directors on the Board to initially be established at four (4) directors;

               (ii)  the following individuals to be elected to the Board:

                       A) two (2) representatives designated by Heico if and for
               so long as Heico Interests own at least 20% of the outstanding Company Shares (the "Heico Directors"); and

                       B) two (2) representatives designated by JOHCM if and for
               so long as JOHCM owns at least 20% of the outstanding Company Shares (the "JOHCM Directors");


               (iii) the composition of the board of directors of any of the Company's Subsidiaries (each, a "Sub Board") to be the same as that of the Board;

               (iv) any committee of the Board to have as members an equal number of Heico Directors and JOHCM Directors;

               (v) the removal from the Board, any Sub Board or any committee thereof (with or without cause) of any representative designated hereunder shall be at the written request of the Securityholder(s) entitled to designate such representative, but only upon such written request and under no other circumstances; and

               (vi) in the event that any representative on the Board, Sub Board or any committee thereof designated hereunder resigns or ceases to serve thereon for any reason during his or her term of office, the resulting vacancy shall be filled by another representative designated by the Securityholder(s) entitled to designate such representative pursuant to this Section 8.1(a).

          (b) Expenses and Indemnification. The Company shall pay the reasonable out-of-pocket expenses incurred by each director, if applicable, in connection with attending the meetings of the Board, any Sub Board or any committee thereof. The Company's (and/or its Subsidiary's) certificate of incorporation and bylaws shall provide for indemnification and exculpation of directors to the fullest extent permitted by applicable law.

          (c) Failure to Designate. Any Securityholder entitled to designate a representative to fill any director position pursuant to the terms of this
     Section 8.1 may direct that such director position is left vacant. If the Securityholder entitled to designate such director fails to designate a representative to fill any director position pursuant to the terms of this
     Section 8.1 and fails to direct that such director position shall be left vacant, then the election of an individual to such directorship shall be accomplished in accordance with the Company's or Company Subsidiary's bylaws and applicable law; provided that the Securityholders shall vote to remove such individual if the Securityholder entitled to designate such individual pursuant to Section 8.1(a) above so directs. In the event any Securityholder entitled to designate a representative to fill a director position directs that such position be left vacant or fails to designate a representative, such Securityholder shall be entitled to designate one observer for each such director position.

     8.2. Securityholders' Approval of Certain Transactions.

          (a) Except as contemplated by this Agreement, neither the Company nor any of the Company's Subsidiaries shall take any of the actions set forth in clauses (i) through (xiii) below without the prior written approval of holders of at least a majority of the Board of Directors:

               (i) any material change in the terms of the Transaction, including the price paid for WorldPort Common Stock, extensions and waiver of conditions;

               (ii) authorizing, issuing or entering into any agreement providing for the issuance (contingent or otherwise) of any Equity Security;

               (iii) redeeming, repurchasing or acquiring any or all of the outstanding securities of the Company;

               (iv) any material change in the business of the Company;

               (v) any acquisition, investment or non-budgeted expenditure;

               (vi) any incurrence of indebtedness;

               (vii) any disposition, lease, assignment or transfer of assets;

               (viii) entering into or materially amending any compensation agreements with any executive officers of the Company or its Subsidiaries;

               (ix) any transaction with Heico or JOHCM or any Affiliate thereof;

               (x) voluntarily liquidating, dissolving, filing petition in bankruptcy, entering into an arrangement for the benefit of creditors or effecting a recapitalization or reorganization in any form of transaction;

               (xi) any merger or consolidation involving the Company or any Subsidiary;

               (xii) settling any claim of or against the Company; or

               (xiii) agreeing to do any of the foregoing.

     The Board of Directors, by vote a majority thereof, may delegate such approval rights as to a specific matter or as to described matters.

                                   ARTICLE IX
                               POTENTIAL CONFLICTS

     No Director or employee of the Company shall be obligated to reveal confidential or proprietary information belonging to any Securityholder or a Securityholder's Affiliates without the consent of such Securityholder or its Affiliate, as applicable. No Director shall be obligated to recommend or take any action in such person's position as a Director that prefers the interests of the Company over the interests of a Securityholder or any of its Affiliates, and the Company hereby waives the fiduciary duty, if any, to the Company of such person in the event of any such conflict of interest.

                                   ARTICLE X
                                    TRANSFER

     10.1. Restrictions on Transfer of Certain Equity Securities.

          (a) No Transfers. Except as provided in this Agreement, no holder of Company Shares shall, directly or indirectly, sell, transfer, assign, pledge, or otherwise dispose of (a "Transfer") any interest in any Company Shares. Any purported Transfer in violation of this Section shall be invalid and void and shall not be registered in the books of the Company or otherwise recognized by any party to this Agreement for any purpose. The restrictions on Transfer set forth in this Agreement are in addition to any restrictions that may be set forth in any other agreement to which any holder is a party.

          (b) Permitted Transfers. No Securityholder may Transfer any interest in any Company Shares prior to the second anniversary of the date hereof. After such second anniversary each Securityholder may Transfer up to 49% of the Company Shares initially held by such Securityholder provided that such Securityholder complies with the provisions of Sections 10.3 and 10.4. After the fourth anniversary of the date hereof each Securityholder may Transfer any or all of its Company Shares provided that such Secutiryholder complies with Sections 10.3, 10.4 and 10.5. Any Transfer of Company Shares must be exclusively for cash. Notwithstanding the foregoing, at any time a Securityholder may complete Transfers of Company Shares to the extent permitted by, and in accordance with, Sections 10.1(c) and 10.1(d).

          (c) Transfers to an Affiliate. A Securityholder may Transfer all or part of the Company Shares held by it at any time and from time to time to an Affiliate of the transferring Securityholder, provided that:

               (i) prior to such Transfer, such transferee (if not already a party to this Agreement) shall agree in writing to be bound by this Agreement ;

               (ii) prior to such Transfer, such transferee shall execute such documents as the Company, acting reasonably, may consider necessary to ensure that the transferee shall Transfer to such transferor all Company Shares prior to the transferee ceasing for any reason to be an Affiliate of such transferor; and

               (iii) the Transfer shall not relieve the transferor from any of its obligations under this Agreement and the transferor hereby unconditionally guarantees to the other parties hereto the due performance by such transferee of all obligations imposed on the transferee hereunder.

          (d) Pledges. A Securityholder may pledge or otherwise grant a security interest in all or part of the Company Shares held by it from time to time in favor of a bank, trust company or other similar financial institution to secure bona fide indebtedness of such Securityholder, or the Company, or any Subsidiary thereof, provided that, prior thereto, such bank, trust company or financial institution acknowledges, in form and content satisfactory to the Company, acting reasonably, that the securities subject to such pledge or security interest and all rights of such bank, trust company or financial institution, as the case may be, in respect thereof shall be subject in all respects to the provisions of this Agreement.

     10.2. Preemptive Rights.

          (a) If the Company authorizes the issuance or sale of any Indebtedness or Equity Securities (in each case, a "New Issuance"), the Company shall first offer to sell to each Securityholder by delivery of written notice a portion of such New Issuance equal to the quotient (1) the numerator of which is the number of Company Shares held by such Securityholder and (2) the denominator of which is the aggregate number of Company Shares then outstanding, calculated on a fully-diluted basis. Each Securityholder shall be entitled to purchase securities being sold in such New Issuance at the most favorable price and on the most favorable terms as such securities are to be sold to any other Person.

          (b) In order to exercise its purchase rights hereunder, a Securityholder must, within 30 days after receipt of written notice from the Company describing in reasonable detail the terms of the New Issuance and such Securityholder's percentage allotment, deliver a written notice to the Company describing its election to purchase all or any portion of the securities offered to it hereunder. If all of the securities offered to the Securityholders in the New Issuance are not fully subscribed for by the Securityholders, the portion of the New Issuance which has been offered to, but not subscribed for, by the Securityholders shall be reoffered to the Securityholders who have subscribed to purchase their full allotment of the New Issuance upon the terms set forth in this paragraph, except that such Securityholders must exercise their purchase rights within five days after receipt of notice of such reoffer.

          (c) Upon the expiration of the offering periods described above, the Company shall be entitled to sell all securities which Securityholders have not elected to purchase during the 90 days following such expiration on terms and conditions no more favorable to the purchasers thereof than those offered to the Securityholders. No securities may be offered or sold by the Company after such 90-day period unless they have first been reoffered to the Securityholders pursuant to the terms of this
     Section 10.2.

     10.3.   Rights of First Refusal.

             (a) If any Securityholder (a "Selling Securityholder") wishes to Transfer, directly or indirectly, all or any portion of the Company Shares then held by it (the "Subject Securities"), the Selling Securityholder must first offer the Subject Securities to the other Securityholder(s) (collectively, the "Offerees") on the terms set out in this Section 10.3.

             (b) The Selling Securityholder shall give notice (a "Sale Notice") to the Offerees, which notice shall set out, in reasonable detail,

                    (i) information regarding the identity and financial strength of the proposed purchaser and the consideration and any other material terms and conditions of such sale,

                    (ii) a description of the Rights of First Refusal (including, in particular, that an Accepting Offeree (as hereinafter defined) may wish to specify in its Exercise Notice (as hereinafter defined) whether it wishes to purchase more than its Proportionate Interest of the Subject Securities) and

                    (iii) any other information required by this Section 10.3, and shall contain an offer (the "Offer to Sell") to sell all (but not less than all) of the Subject Securities to the Offerees, pro rata, based on the ratio of the number of Company Shares owned by such Offeree to the aggregate number of Company Shares owned by all Offerees, their respective Proportionate Interests, for the same consideration per Company Share and otherwise on the same terms (including covenants, representations, warranties and indemnities) and conditions as the consideration, terms and conditions relating to the sale to the proposed purchaser as set out in the Sale Notice. If the Offer to Sell relates to more than one class and/or series of Subject Securities, the Offer to Sell shall require that any Accepting Offeree must agree to purchase a proportionate amount of each class and/or series of such Subject Securities. The Offer to Sell shall be irrevocable and shall be open for acceptance by the Offerees during the period (the "Exercise Period") specified in the Sale Notice which period shall not end less than 21 days after the date on which the Sale Notice is given to the Offerees.

             (c) If any Offeree wishes to accept the Offer to Sell, it shall give notice thereof (an "Exercise Notice") to the Selling Securityholder on or before the last day of the Exercise Period. The Exercise Notice shall set out the maximum number of Subject Securities the Offeree is willing to purchase, which number need not equal the Selling Securityholder's Proportionate Interest of the Subject Securities (provided that the Selling Securityholder shall be free to complete the sale of the Subject Securities to the proposed purchaser unless all the Subject Securities are purchased pursuant to the exercise of the Rights of First Refusal). If the aggregate number of Subject Securities which all Offerees who accept the Offer to Sell ("Accepting Securityholder") are willing to purchase equals or exceeds the total number or amount of Subject Securities, the Selling Securityholder shall be bound to sell the Subject Securities to the Accepting Securityholders, and the Accepting Offerees shall be bound to purchase the Subject Securities, for the consideration and on the other terms and conditions specified in the Sale Notice. If the Accepting Securityholders are willing to purchase more than the total number or amount of Subject Securities, the Subject Securities shall be allocated among the Accepting Offerees in proportion to their respective Proportionate Interests, provided that no Accepting Securityholder shall be required to purchase from the Selling Securityholder more than the number or amount of Subject Securities specified in its Exercise Notice.

             (d) If less than all the Subject Securities are taken up by the Offerees pursuant to the Rights of First Refusal, the Selling Securityholder may sell all (but not less than all) of the Subject Securities to the proposed purchaser identified in the Sale Notice for the consideration and on the other terms and subject to the conditions specified in the Sale Notice provided (i) such sale is completed within 120 days following the expiry of the Exercise Period, failing which the Selling Securityholder may not sell the Subject Securities without again offering the Subject Securities to the other Securityholders in accordance with this Section, and (ii) each transferee shall agree in writing to comply with the terms of Articles VIII, IX, X, XIII, XIV, XV and XVI of this Agreement.

             (e) Promptly following the expiry of the Exercise Period, the Selling Securityholder shall notify the Accepting Offerees whether all the Subject Securities have been taken up under the Rights of First Refusal and, if so, the number or amount of Subject Securities that each Accepting Securityholder is required to purchase.

             (f) All offers made by Selling Securityholders to Offerees pursuant to this Section 10.3, and all acceptances of such offers given by any Accepting Securityholder, shall be irrevocable.

     10.4.   Co-Sale Rights.

             (a) Notice of Transfer. If a Securityholder proposes to Transfer any Company Shares (a "Selling Securityholder") then the Selling Securityholder shall promptly give written notice (the "Offer Notice") simultaneously to the Company and to each of the other Securityholders (the "Remaining Securityholders") at least thirty (30) days prior to the closing of such Transfer. The Offer Notice shall describe in reasonable detail the proposed Transfer including, without limitation, the number of Company Shares to be transferred, the nature of such Transfer, the consideration to be paid, and the name and address of each prospective purchaser or transferee.

             (b)  Right of Co-Sale.

                    (i) Each Remaining Securityholder shall have the right, exercisable upon written notice to the Company and the Selling Securityholder within fifteen (15) days after receipt of the Offer Notice, to participate in such Transfer of Company Shares on the same terms and conditions.

                    (ii) Each Remaining Securityholder may sell all or any part of that number of Company Shares equal to the product obtained by multiplying (A) the aggregate number of Company Shares covered by the Offer Notice by (B) a fraction the numerator of which is the number of Company Shares owned by such Remaining Securityholder at the time of the Transfer and the denominator of which is the total number of Company Shares owned by the Selling Securityholder and each Remaining Securityholder who elects to participate in the Transfer.

                    (iii) The Selling Securityholder shall use its commercially reasonable efforts to obtain the agreement of the prospective transferee(s) to the participation of the Remaining Securityholders who elect to participate in the contemplated Transfer, and the Selling Securityholder shall not Transfer any Company Shares to the prospective transferee(s) unless (A) the prospective transferee(s) agrees to allow the participation of the participating Remaining Securityholders, or (B) the Selling Securityholder agrees to purchase the number of Company Shares that any participating Remaining Securityholder would have been entitled to transfer pursuant to this Section 10.4 at the same price and on the same terms as set forth in the Offer Notice.

                    (iv) If none of the Remaining Securityholders elect to participate in the sale of Company Shares subject to the Offer Notice, the Selling Securityholder may, not later than sixty (60) days following delivery of the Offer Notice, enter into an agreement providing for the closing of the Transfer of the Company Shares covered by the Offer Notice within sixty (60) days of such agreement on terms and conditions no more favorable to the transferor than those described in the Offer Notice, provided that each transferee agrees in writing to comply with the terms of Articles VIII, IX, X, XIII, XIV, XV and XVI of this Agreement. Any proposed Transfer on terms and conditions more favorable than those described in the Offer Notice, as well as any subsequent proposed Transfer of any Company Shares by the Selling Securityholder, shall again be subject to the co-sale rights set forth herein and shall require compliance by the Selling Securityholder with the procedures described in this Section 10.4.

     10.5.   Drag-Along Rights.

             (a) If at any time after the fourth anniversary of the date hereof Heico or JOHCM proposes to sell Company Shares to a Third Party Purchaser in a single transaction or a series of related transactions and such Company Shares constitute at least 50% of the total Company Shares initially owned by Heico or JOHCM, as applicable, the Transferor may, by giving written notice (a "Drag-Along Notice") to the other Securityholders at least 10 Business Days prior to the proposed closing date of such sale, which notice shall set out the identity of the Third Party Purchaser and the consideration and other material terms and conditions of such sale, require each such Securityholder to sell the same percentage of its Company Shares as the percentage of the Company Shares that the Transferor is proposing to sell are of the total Company Shares owned by Transferor, at the same time for the same consideration per share and otherwise on the same terms

     (including covenants, representations, warranties and indemnities) and conditions, mutatis mutandis.

             (b) If at anytime the Company, with the approval of the Board, proposes to merge with another unaffiliated Entity or enter into an arrangement having an effect substantially similar to the effect of a transaction described in Section 10.5(a), each Securityholder shall vote all the Company Shares held by it in favor of such merger or arrangement and not exercise any dissenter's or appraisal rights with respect thereto.

             (c) Notwithstanding the foregoing, unless the sale to the Third Party Purchaser proposed by the Transferor receives approval by the majority of Company Shares, a Securityholder shall only be required to sell Company Shares pursuant to Section 10.5(a) or vote Shares in favor of a transaction pursuant to Section 10.5(b) if the consideration payable to the Securityholders in such sale or transaction is to be payable in cash or marketable securities (or a combination of cash and marketable securities).

             (d) The representations and warranties to be given in favor of the Third Party Purchaser by each Securityholder required to sell all or any part of its Company Shares pursuant to the exercise by the Transferor of its Drag-Along Rights (excluding representations and warranties that relate solely to such Securityholder or the securities to be sold by it) shall be given on the basis of the best knowledge and belief of the Securityholder and the liability of each such Securityholder in respect of any representations and warranties to be given in favor of the Third Party Purchaser (excluding representations and warranties that relate solely to such Securityholder or the securities to be sold by it) shall be several and limited to the percentage of the total liability for any breach or inaccuracy of or other consequences of such representations and warranties equal to the percentage that the Company Shares sold by it represent of the total number of Company Shares being sold to the Third Party Purchaser by all parties and the total liability of such Securityholder for all representations and warranties given by it in favor of the Third Party Purchaser shall be limited to the stated amount of the consideration received by it for the Company Shares sold by it.

     10.6.   Exit Provisions.

             (a) Exit Sale. Subject to the provisions of this Section 10.6, at any time during the term of this Agreement after the fourth anniversary of the date hereof, either Heico or JOHCM may initiate a purchase and sale of its Company Shares or the other Securityholder's Company Shares (a "Mandatory Purchase and Sale").

             (b) Initiation Mandatory. If a Securityholder (the "Initiating Securityholder") wishes to initiate a Mandatory Purchase and Sale, the Initiating Securityholder shall furnish the other Securityholder (the "Responding Securityholder") with a written notice (the "Initiating Mandatory Offer Notice") conforming to all of the requirements of this
     Section 10.6(b) (the date such Notice is given being the "Initiating Mandatory Offer Notice Date"). The Initiating Mandatory Offer Notice shall
     (i) set forth the Initiating Securityholder's offer to sell all, but not less than all, of the Initiating Securityholder's Company Shares to the Responding Securityholder, for an aggregate purchase price (the

     "Mandatory Aggregate Purchase Price") and upon the other material terms (the "Other Mandatory Material Terms") therein set forth, and (ii) provide the Responding Securityholder a period of forty-five (45) days (the "Response Period") following the date of the delivery of the Initiating Mandatory Notice within which to elect to either (x) purchase all, but not less than all, of the Initiating Securityholder's Company Shares or (y) sell to the Initiating Securityholder all, but not less than all, of the Responding Securityholder's Company Shares, in either case, for the Mandatory Aggregate Purchase Price and upon the Other Mandatory Material Terms set forth in the Mandatory Offer Notice. In addition to stating the dollar amount of the Mandatory Aggregate Purchase Price, the Initiating Mandatory Offer Notice shall contain the following Other Mandatory Material
     Terms:

                    (i) the entire Mandatory Aggregate Purchase Price shall be due in cash or immediately available funds at the "Designated Closing Date" referred to in Section 10.6(b)(iv) below;

                    (ii) the Securityholder who is purchasing the Securities of the other Securityholder (the "Purchaser") shall be obligated to cause any and all outstanding loan guarantees of the selling Securityholder (the "Seller") to be extinguished at the Designated Closing Date;

                    (iii) the Purchaser shall be obligated to cause any and all outstanding loans by the Company from the Seller to be repaid by the Company on or before the Designated Closing Date; and

                    (iv) the closing date of the Mandatory Purchase and Sale, which date shall be not less than forty-five (45) days after the expiration of the Response Period (the "Designated Closing Date").

             (c) Response Election. Upon the Responding Securityholder's receipt of the Initiating Mandatory Offer Notice, the Responding Securityholder shall, on or before the last day of the Response Period, furnish the Initiating Securityholder with the Responding Securityholder's written election (the "Response Election") by which the Responding Securityholder shall advise the Initiating Securityholder of whether the Responding Securityholder has elected to (x) purchase all, but not less than all, of the Initiating Securityholder's Company Shares from the Initiating Securityholder or (y) sell all, but not less than all, of the Responding Securityholder's Company Shares to the Initiating Securityholders, in either case, for the Mandatory Aggregate Purchase Price and upon the Other Mandatory Material Terms set forth in the Initiating Mandatory Offer Notice.

             (d) Failure of Responding Securityholder to Respond. If the Responding Securityholder fails to deliver a Response Election to the Initiating Securityholder on or before the last day of the Response Period, the Responding Securityholder shall be deemed to have irrevocably elected to sell all, but not less than all, of the Responding Securityholder's Company Shares to the Initiating Securityholder on the terms set forth above, and the provisions of Section 10.6 shall apply in all other respects.

             (e) Closing of Mandatory Purchase and Sale. The closing (the "Mandatory Purchase Closing") of the Mandatory Purchase and Sale shall take place at the offices of the legal counsel to the Purchaser on the Designated Closing Date. At the Closing, the Seller shall deliver to the Purchaser the stock certificates evidencing the Seller's Securities, duly endorsed, in proper form, for transfer to the Purchaser. At the Closing, the Purchaser shall also have the right to acquire all other Company Shares owned by any other Securityholder for the per share price reflected in the Mandatory Aggregate Offer Price and upon the Other Mandatory Material Terms.

                                   ARTICLE XI
                         REPRESENTATIONS AND WARRANTIES

     11.1. Representations and Warranties of Securityholders. Each Securityholder represents and warrants that as of the date hereof:

                    (i) such Securityholder is the record owner of the number and classes of Equity Securities of WorldPort as set forth opposite its name on the Securityholders Schedule attached hereto as Exhibit E (collectively, the "Securities");

                    (ii) this Agreement has been duly authorized, executed, and delivered by such Securityholder and constitutes the valid and binding obligation of such Securityholder, enforceable in accordance with its terms; and

                    (iii) such Securityholder has not granted and is not a party to any proxy, voting trust, or other agreement which is inconsistent with, conflicts with, or violates any provision of this Agreement. No holder of Securities shall grant any proxy or become party to any voting trust or other agreement which is inconsistent with, conflicts with, or violates any provision of this Agreement.

                    (iv) such Securityholder is not an "Interested Stockholder" with respect to WorldPort, within the meaning of Section 203 of the Delaware General Corporation Law, unless prior to the transaction as a result of which it became, the Board of Directors of WorldPort approved such transaction.

                                   ARTICLE XII
                            COVENANTS OF THE PARTIES

     The parties hereto agree as set forth below.

     12.1. Reasonable Best Efforts. Subject to the terms and conditions hereof, each party will use reasonable best efforts to take, or cause to be taken, all actions, to file, or caused to be filed, all documents, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Transactions as promptly as practicable. Each party shall have the right to review in advance, and to the extent reasonably practicable each will consult the other on, all the information relating to the other and its subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions; provided, however, that with respect to documents that one party reasonably believes should not be disclosed to the other party, such party shall instead furnish those documents to counsel for the other party pursuant to a mutually satisfactory confidentiality agreement. In exercising the foregoing right, each of the Company, Heico and JOHCM shall act reasonably and as promptly as reasonably practicable.

     12.2. Cooperation in Receipt of Consents. Heico and JOHCM shall cooperate with one another in (i) determining whether any other action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in each case, in connection with the consummation of the Transactions, and (ii) seeking any consents, approvals or waivers, taking any actions, or making any filings, furnishing information required in connection therewith and seeking promptly to obtain any consents, approvals or waivers. Each party shall permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in the meetings and conferences, in each case in connection with the completion of the transactions.

     12.3. Public Announcements. The parties shall consult with each other before issuing any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release or make any public statement prior to such consultation.

     12.4. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Transaction.

     12.5. Confidential Information. The parties hereto acknowledge that Company and each Securityholder have received and will receive access to information, processes, formulas, methods of doing business and similar items in connection with this Agreement and otherwise which may be considered confidential, proprietary or trade secrets, including customer lists and information and supplier lists and information of the other Securityholder (the "Confidential Information"). Each Securityholder agrees to protect, and cause its Affiliates to protect, the Confidential Information to the same extent it protects its or their own confidential and proprietary information. Neither Company nor any Securityholder or their Affiliates will use or disclose the Confidential Information of the other Securityholder for any purpose other than in connection with the business of Company or to the extent reasonably necessary to complete the Transactions. The Confidential Information shall not be deemed to include any information which, if the recipient can show:

             (a) it is or becomes (through no fault of the recipient) public knowledge, or

           (b) it came lawfully into the recipient's possession otherwise than directly or indirectly from the owner without restriction on its subsequent disclosure or use by the recipient, or

           (c) it was previously known to the recipient.

     No party shall be deemed to have breached this Section 12.5 in the event it is required to disclose any Confidential Information by law, regulation, securities exchange or association requirement or by a valid and effective subpoena issued by a court of competent jurisdiction (in which case the party so required to disclose Confidential Information of the other party shall give written notice to and consult with such other party prior to any such disclosure and, if practicable, take reasonable efforts to assure that confidential treatment will be accorded to such disclosure).

               (i) The Securityholders agree that any Confidential Information acquired by Company as its proprietary information shall be accorded the same protection as the Securityholders' own Confidential Information by the Securityholders and their Affiliates.

               (ii)  Each Securityholder agrees that any breach of this Section
           12.5 will result in irreparable damage to Company and the other Securityholder for which the nonbreaching parties will have no adequate remedy at law and, therefore, if such a breach should occur, the breaching party consents to any temporary or permanent injunction or decree of specific performance by any court of competent jurisdiction in favor of enjoining any such breach, without prejudice to any other right or remedy to which the non-breaching parties shall be entitled (and without requirement of any bond or similar security). Such remedies shall not be deemed to be the exclusive remedies for a breach of this Section 12.5, but shall be in addition to all other remedies available in law and in equity.

               (iii) Each Securityholder agrees that in the case of dissolution of Company each Securityholder will promptly deliver to the other Securityholder all Confidential Information of the other Securityholder (and all copies and extracts thereof) furnished to it by or on behalf of the other Securityholder pursuant hereto. In such event, all other information prepared by a Securityholder using or otherwise relating to the Confidential Information of the other Securityholder shall be destroyed, and no copy thereof shall be retained.

     12.6. Standstill Provisions. While this Agreement is in effect, each Securityholder agrees that except as contemplated by this Agreement, such Securityholder shall not, directly or indirectly, alone or in concert with any other person, (a) make, or in any way participate in, any "solicitation" of "proxies" (as such terms are defined in Exchange Act Rule 14a-1) relating to any securities of the Company or WorldPort to or with any Third Party; (b) deposit any Company Shares or WorldPort Common Stock in a voting trust or subject any Company Shares to any voting agreement or arrangement that includes as a party any Third Party; (c) form, join or in any way participate in a group (as contemplated by Exchange Act Rule 13d-5(b)) with respect to any securities of the Company or WorldPort (or any securities the ownership of which would make the owner thereof a beneficial owner of securities of the Company (for this purpose as determined by Exchange Act Rule 13d-3 and Exchange Act Rule 13d-5)) that includes as a party any Third Party; (d) make any announcement subject to Exchange Act Rule 14a-1(l)(2)(iv) to any Third Party; (e) initiate or propose any "stockholder proposal" subject to Exchange Act Rule 14a-8; (f) make any offer or proposal to acquire any securities or assets of the Company or WorldPort or any of their Subsidiaries or solicit or propose to effect or negotiate any form of business combination, restructuring, recapitalization or other extraordinary transaction involving, or any change in control of, the Company or WorldPort, their Subsidiaries or any of their respective securities or assets; (g) seek the removal of any directors or a change in the composition or size of the board of directors of the Company or WorldPort; (h) in any way participate in a call for any special meeting of the stockholders of the Company or WorldPort; or (i) assist, advise or encourage any person with respect to, or seek to do, any of the foregoing. In the event that Heico determines to abandon the transaction, or that Hambro determines to abandon the transaction following a third party offer for the acquisition of all of the outstanding shares of WorldPort Common Stock, it must so notify the other in writing and this Agreement shall then terminate, other than as to obligations incurred hereunder prior to such termination.

     12.7. Filing of Schedule 13D or 13G.

          (a) Each Securityholder shall file an amendment to its report of beneficial ownership on Schedule 13D or 13G with respect to the WorldPort Common Stock beneficially owned by him (for this purpose as determined by Exchange Act Rule 13d-3 and Exchange Act Rule 13d-5), containing the information required by the Exchange Act. Each Securityholder shall cooperate fully with the other Securityholder to achieve the timely filing of any such report and any amendments thereto as may be required, and such Securityholder agrees that any information concerning such Securityholder which such Securityholder furnishes in connection with the preparation and filing of such report will be complete and accurate.

          (b) By his signature hereto, each Securityholder appoints the Company, with full power of substitution and resubstitution, his true and lawful attorney-in-fact to execute such reports and any and all amendments thereto and to file such reports with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting to such attorneys, and each of them, full power and authority to do and perform each and every act and thing whatsoever that such attorney or attorneys may deem necessary, advisable or appropriate to carry out fully the intent of this Section 12.6 as such Securityholder might or could do personally, hereby ratifying and confirming all acts and things that such attorney or attorneys may do or cause to be done by virtue of this power of attorney. Each Securityholder hereby further designates such attorneys as such Securityholder's agents authorized to receive notices and communications with respect to such reports and any amendments thereto. It is understood and agreed by each such Securityholder that this appointment, empowerment and authorization may be exercised by the aforementioned persons for the period beginning on the date hereof and ending on the date such Securityholder is no longer subject to the provisions of this Agreement (and shall extend thereafter for such time as is required to reflect that such Securityholder is no longer a party to this Agreement). The Company shall not file a

     Schedule 13D or 13G, or any amendment thereto without the prior consent of both Securityholders, such consent not to be unreasonably withheld or delayed.

                                  ARTICLE XIII
                                     LEGEND

     Each certificate evidencing the Company Shares and each certificate issued in exchange for or upon the transfer of any Company Shares (if such Company Shares remain subject to the terms of this Agreement after such transfer) shall be stamped or otherwise imprinted with a legend in substantially the following form:

                   THE SECURITIES REPRESENTED BY THIS
                   CERTIFICATE ARE SUBJECT TO A
                   SECURITYHOLDERS AGREEMENT DATED AS OF
                   ____________, 2002 AMONG THE ISSUER OF
                   SUCH SECURITIES (THE "COMPANY") AND
                   CERTAIN OTHER PERSONS NAMED THEREIN. A
                   COPY OF SUCH SECURITYHOLDERS AGREEMENT
                   WILL BE FURNISHED WITHOUT CHARGE BY THE
                   COMPANY TO THE HOLDER HEREOF UPON WRITTEN
                   REQUEST.

By his, her, or its acceptance of a certificate evidencing Company Shares, each Securityholder agrees that at no time shall any of the Company Shares be transferred in the absence of (i) an effective registration statement under the Securities Act and applicable state securities laws, or (ii) other evidence (which may include an opinion of counsel) satisfactory to the Company and its counsel, to the effect that the proposed transfer at such time will not violate the registration or qualification requirements of the Securities Act or applicable state securities laws.

                                   ARTICLE XIV
                                EVENTS OF DEFAULT

     An "Event of Default" means the occurrence of any one of the following:

          (a) a material breach by either Securityholder of its obligations under this Agreement and, in the case of a breach capable of remedy, failing to remedy the same within 21 days of being specifically required in writing so to do by the other Securityholder. However, if a Securityholder commits two or more material breaches of this Agreement within the period of 180 days, that shall ipso facto be deemed to be an Event of Default regardless whether the breaches are remediable;

          (b) the inability of either Securityholder to pay its debts in the normal course of business other than any debt which is considered de minimis in relation to the turnover and operations of the Securityholder;

          (c) either Securityholder ceasing or threatening to cease wholly or substantially to carry on its business (either voluntarily or through court order);

          (d) if there is a change in control of either one of the Securityholders;

               (e) either of the Securityholders:

                         A) applies for or consents to any liquidation,
                    reorganization or other relief under any bankruptcy, insolvency or other similar laws which results in the appointment of a trustee, receiver, custodian, contractor or other similar official; or

                         B) becomes the subject of a proceeding brought by a
                    third party seeking to put the Securityholder into liquidation, bankruptcy or insolvency or to appoint a trustee, receiver, liquidator, custodian or other similar official and (aa) such proceedings are not contested in good faith by the Securityholder or (bb) such proceedings are not dismissed by the courts within 180 days of the commencement of the proceedings (provided, however, that an Event of Default shall have occurred if at any time such Securityholder's motion to dismiss is not upheld by a relevant court or authority);

                    (i) When an Event of Default is deemed to have occurred,
               then the nondefaulting Securityholder shall have, in addition to any other available remedies at law or in equity, the right to terminate this Agreement.

                                   ARTICLE XV
                           ARBITRATION; GOVERNING LAW

     15.1. Arbitration. Any and all controversies arising out of or relating to this Agreement, claims or disputes arising out of relating to this Agreement and the exhibits contained in it or the breach thereof, shall be resolved by final and binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association (except as otherwise provided below), and judgment upon the award rendered by the Arbitrator may be entered in any court having jurisdiction thereof. Notwithstanding anything to the contrary, the Commercial Arbitration Rules shall be modified as follows:

          (a) The place of hearing shall be Chicago, Illinois.

          (b) There shall be three Arbitrators, one designated by Hambro, one designated by Heico and the third selected by such two designees.

          (c) The Arbitrators shall be governed by the laws of the State of Illinois.

          (d) The Arbitrators' award shall be made within thirty (30) days after the hearing.

          (e) The hearing shall take place within ten (10) days after the Arbitrators are selected.

          (f) The Arbitrators shall award costs and attorney's fees to the prevailing party.

     In preparation for its presentation at such hearing, each party may depose a maximum of two officers, directors, or employees of the adverse party. Each such deposition shall last no more than six (6) hours, and shall not be adjourned without the express written consent of all parties. Each party must submit, to all parties and to the arbitrator, all documents that it wishes to use during the hearing, at least five (5) business days prior to the commencement of the hearing. In addition, each party may file with the arbitrator one brief not in excess of 10 pages, excluding exhibits. Each party shall have not more than eight hours to present its position to the arbitrator. The hearing shall not be more than three (3) days in length, and once commenced shall not be adjourned without the express written consent of both parties.

                                   ARTICLE XVI
                                 INDEMNIFICATION

               (a) Each Securityholder hereby agrees to indemnify and hold harmless the other Securityholders and their Affiliates and their respective directors, officers, shareholders, employees and representatives and the Company and its respective officers, directors, agents, shareholders and employees from and against any and all claims, losses, damages (including any indirect, special or consequential damages), demands, liabilities, obligations, penalties, actions or rights of action, judgments, suits, costs and expenses (including costs and expenses incurred in connection with performing obligations, interest and applicable costs and attorneys' fees and disbursements) or disbursements of any kind or nature which may arise, as a result of:

                    (i) Breach of this Agreement by the indemnifying
               Securityholder;

                    (ii) Breach of any covenant, obligation or agreement of the indemnifying Securityholder to be performed, fulfilled, or complied with pursuant to this Agreement;

                    (iii) Any claims arising out of or resulting from, connected to or in any way caused by any action or inaction, directly or indirectly of the indemnifying Securityholder or of its officers, directors, employees, shareholders, or representatives;

                    (iv) Any action by the indemnifying Securityholder or any of its officers, directors, employees, shareholder, or representatives whose services have not been specifically contracted for by the Company, which action has not been authorized by the Board or which binds the Company beyond its business purposes as set forth in this Agreement.

               (b) The indemnified Securityholder will promptly give notice in writing to the indemnifying Securityholder of any and all claims, losses, damages, demands, liabilities, obligations, penalties, actions or rights of action, judgments, suits, costs, expenses or disbursements of any kind or nature for which such Securityholder seeks indemnification.

                                  ARTICLE XVII
                                   DEFINITIONS

          "Accepting Securityholder" shall have the meaning set forth in Section 10.3(c).

     "Affiliate" any entity which is a direct or indirect subsidiary of another entity or which controls or is controlled by or is under common control with another entity. "Control" shall mean:

                    A) ownership of greater than 50% of the issued and
               outstanding voting securities of an entity;

                    B) power to control the composition of the board of
               directors of an entity;

                    C) ability to direct management of the entity; or

                    D) ownership of any controlling interest in the entity,

     "Board of Directors" prior to the Effective Time shall mean the board of directors of the Company and following the Effective Time shall mean the board of directors of the Surviving Corporation.

     "Business Day" shall mean any day excluding Saturday and Sunday and any day which in Chicago, Illinois constitutes a legal holiday or a day on which banking institutions are authorized or required by law to close.

     "Certificate of Incorporation" shall mean the Certificate of Incorporation of the W.C.I. Acquisition Corp.

     "Certificate" shall have the meaning set forth in Section 5.2.

     "Code" shall mean the Internal Revenue Code of 1986, as amended.

     "Company" prior to the Effective Time shall mean W.C.I. Acquisition Corp, a Delaware corporation and after the Effective Time shall mean the Surviving Corporation.

     "Company Shares" prior to the Effective Time shall mean the Common Stock of the Company together with any Equity Securities into which the Common Stock are changed or converted and following the Effective Time, shall mean the shares of stock of the Surviving Corporation and any Equity Securities.

     "Confidential Information" shall have the meaning set forth in Section 12.8 hereof.

     "DGCL" means the Delaware General Corporation Law, as amended.

     "Dissenting WorldPort Stock" shall mean the holders of WorldPort Common Stock who have properly exercised appraisal rights with respect thereto in accordance with Section 262 of the DGCL.

     "Effective Time" means the date that the Merger is completed in accordance with the terms of this Agreement.

     "Equity Security" of a Person means any

          (i) capital stock, partnership, membership, joint venture or other ownership or equity interest, participation or similar securities (whether voting or non-voting, whether preferred, common or otherwise, and including any stock appreciation, contingent interest or similar right) of such Person and

          (ii) option, warrant, security or other right (including debt securities) directly or indirectly convertible into or exercisable or exchangeable for, or otherwise to acquire directly or indirectly, any stock, interest, participation or security described in clause (i) above.

     "Exchange Fund" shall have the meaning set forth in Section 5.3(a).

     "Governmental Entity" means any federal, state or local governmental authority, any transgovernmental authority or any court administrative or regulatory agency or commissioner or other governmental authority or agency, domestic or foreign.

     "JOHCM Directors" shall have the meaning set forth in Section 8.l hereof.

     "JOHCM Shares" means the shares of WorldPort Common Stock owned by JOHCM and listed on Schedule E.

     "Heico Directors" shall have the meaning set forth in Section 8.1 hereof.

     "Heico Shares" means the shares of WorldPort Common Stock owned by Heico or the Heico Interests (or obtainable upon exercise of warrants owned by Heico). The WorldPort Common Stock and warrants owned by Heico and Stanley Meadows on the date hereof is listed on Schedule E.

     "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "Indebtedness" means at a particular time, without duplication, (i) any indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (ii) any indebtedness evidenced by any note, bond, debenture or other debt security, (iii) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business which are not more than six months past due), (iv) any commitment by which a Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), (v) any indebtedness guaranteed in any manner by a Person (including guarantees in the form of an agreement to repurchase or reimburse), (vi) any obligations under capitalized leases with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or with respect to which obligations a Person assures a creditor against loss and (vii) any indebtedness secured by a lien on a Person's assets.

     "Loan" shall have the meaning set forth in Section 2.3.

     "Material Adverse Effect" means a change or effect that is materially adverse to the business, operations, assets, liabilities or financial condition of WorldPort and its subsidiaries, taken as a whole or the Company, as applicable in a particular case.

     "Merger" shall mean the merger of Company and WorldPort after the consummation of the Offer pursuant to Article IV of this Agreement and Section 251 or 253 of the DGCL.

     "Merger Closing" shall mean the closing of the Merger.

     "Merger Consideration" shall have the meaning set forth in Section 5.2.

     "Minimum Condition" shall have the meaning set forth in Exhibit D.

     "New Issuance" shall have the meaning set forth in Section 10.2(a).

     "Offer Closing" shall mean the completion of the Offer.

     "Offer Documents" shall have the meaning set forth in Section 3.2.

     "Offer to Sell" shall have the meaning set forth in Section 10.3.

     "Offer to Purchase" shall have the meaning set forth in Section 3.2.

     "Offerees" shall have the meaning set forth in Section 10.3.

     "Paying Agent" shall mean a commercial bank or trust company acting as paying agent hereunder for payment on the Merger Consideration.

     "Per Share Amount" shall mean the per share price paid for shares purchased pursuant to the Offer and shall be $0.50 per share of WorldPort Common Stock unless a different price is approved by the Board of Directors pursuant to the terms of this Agreement.

     "Person" means an individual, a partnership, a company, an association, a limited liability company, a joint stock company, a trust, a joint venture, an unincorporated organization, or any other entity (including, without limitation, any governmental entity or any department, agency, or political subdivision thereof).

     "Sale Notice" shall have the meaning set forth in Section 10.3.

     "Schedule TO" shall mean a Tender Offer Statement and a Rule 13e-3 Transaction Statement on Schedule TO, including all exhibits thereto (together with all amendments and supplements thereto).

     "SEC" shall mean the Securities and Exchange Commission.

     "Securities Act" means the Securities Act of 1933, as amended from time to time.

     "Securityholders" shall mean Heico, Heico Interests and JOHCM and any other holder of Company Shares that may become a party to this Agreement.

     "Selling Securityholder" shall have the meaning set forth in Section
10.3(a).

     "Subject Securities" shall have the meaning set forth in Section 10.3(a).

     "Subsidiary" means, with respect to any Person, any company, limited liability company, partnership, association, or other business entity of which
(i) if a company, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (ii) if a limited liability company, partnership, association, or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of such Person or a combination thereof.

     "Sub Board" shall mean the board of directors of a Company Subsidiary.

     "Success Fee" shall have the meaning set forth in Article VII.

     "Surviving Corporations" shall have the meaning set forth in Section 4.1

     "Third Party" shall mean any Person other than Heico, the Heico Interests or JOHCM or any Affiliate of JOHCM.

     "Transfer" shall have the meaning set forth in Section 10.1(a).

     "WorldPort Common Stock" shall mean the issued and outstanding shares of common stock of WorldPort.

     "WorldPort Stock Plans" shall have the meaning set forth in Section 5.3(d).

                                 ARTICLE XVIII
                                TERM; TERMINATION

     18.1. Term. This Agreement shall continue in full force and effect upon execution hereof, and shall continue until the first to occur of the following:
(a) the date of commencement of the winding up of Company; (b) any other lawful or earlier termination pursuant to the terms of this Agreement; or (c) all of the Company Shares being held by one Person.

     18.2. Termination. This Agreement may be terminated at any time prior to the Effective Time:

            (a) by mutual written consent of Heico and JOHCM; or

            (b) by Heico or JOHCM:

                   (i) if either (x) the Offer Closing shall not have occurred on or before March 31, 2003, or (y) the Effective Time shall not have occurred on or before April 30, 2003 (provided that the right to terminate this Agreement pursuant to this clause (i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of consummation of the Offer
            Closing on or before March 31, 2003 or the Effective Time to occur on or before April 30, 2003); or

                   (ii) if there shall be any Law that makes consummation of
            the Offer or the Merger illegal or prohibited, or if any court of competent jurisdiction in the United States shall have issued an order, judgment, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, judgment, decree, ruling or other action shall have become final and non-appealable.

     18.3. Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article XVIII, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to this Articles XVI, XVIII, and VI, and there shall be no liability on the part of the Company, either Securityholder or their respective officers or directors, except for any breach of a party's obligations under such provisions. Notwithstanding the foregoing, no party hereto shall be relieved from liability for any breach of this Agreement.

     18.4. Amendment. To the extent permitted by applicable law, this Agreement may be amended by action taken by or on behalf of the board of directors of each of the parties hereto. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties.

     18.5. Extension; Waiver. At any time prior to the Effective Time, any party hereto, by action taken by its board of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE XIX
                                  MISCELLANEOUS

     19.1. This Agreement not to Constitute a Partnership. None of the provisions of this Agreement shall be deemed to constitute a partnership between the Securityholders and neither of them shall have any authority to bind the other in any manner.

     19.2. Assignment. Neither of the Securityholders shall assign or transfer or purport to assign or transfer any of its rights or obligations hereunder without the prior written consent of the other Securityholder, provided, that a Securityholder may assign its obligations under this Agreement to a permitted transferee to the extent permitted or required by Article X hereof.

     19.3. Notices. All notices, claims, requests, demands, and other communications hereunder will be in writing and will be duly given if: (a) personally delivered or sent via facsimile or (b) sent by Federal Express or other reputable overnight courier (for next business day delivery), shipping prepaid. to the following addresses (or such other address as may be notified in accordance with this Section 19.3 hereof):

               (a) if to HEICO:                   (b) if to JOHCM:
               The Heico Companies, L.L.C.        J O Hambro Capital Management
                                                  Limited
               5600 Three First National Plaza    14 Ryder Street
               Chicago, Illinois 60602            Ryder Court  SW1Y 6QB
               Attention: Michael E. Heisley      London
                                                  England

               with a copy to:                    with a copy to:

               McDermott, Will & Emery            Ropes & Gray
               227 W. Monroe                      One International Place
               Chicago, IL 60606                  Boston, MA 02110
               Attention: Helen R. Friedli        Attention: Steven Wilcox
               Facsimile: (312) 984-7700          Facsimile: (617) 951-7050

     19.4. Headings. The section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not affect in any way the meaning of interpretation of this Agreement.

     19.5. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect. In the event that any portion of this Agreement shall be determined by any court of competent jurisdiction to be unenforceable by reason of its being extended over too great a period of time or too large a geographic area or over too great a range of activities, it shall be interpreted to extend only over the maximum period of time, geographic area, or range of activities as to which it may be enforceable. Each of the covenants herein shall be deemed a separate and severable covenant. It is the desire and intent of the parties that the provisions of this Agreement shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which such enforcement is sought. Accordingly, a court of competent jurisdiction is directed to modify any provision to the extent necessary to render such provision enforceable.

     19.6. Binding Nature. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and, nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever by reason of this Agreement.

     19.7. Entire Agreement; Successors and Assigns. This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein or therein. There are no agreements, representations, warranties or covenants other than those expressly set forth or referred to herein or therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter. This

Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns.

     IN WITNESS WHEREOF the parties hereto have entered into this Agreement the day and year first aforewritten.

THE HEICO COMPANIES, L.L.C.


By /s/ Stanley H. Meadows
   ----------------------
   Name: Stanley H. Meadows
   Title:  Assistant Secretary

J O HAMBRO CAPITAL MANAGEMENT LIMITED


By /s/ C.H.B Mills
   Name: Christopher H.B. Mills
   Title: Director


W.C.I. ACQUISITION CORP.


By /s/ Stanley H. Meadows
   -----------------------------------
   Name: Stanley H. Meadows
   Title: Assistant Secretary

          /s/ Stanley H. Meadows
   --------------------------------
   STANLEY H. MEADOWS


                               Signature Page to
                  Joint Venture and Securityholders Agreement

                                    EXHIBIT A

                     CERTIFICATE OF INCORPORATION OF W.C.I.
                            ACQUISITION CORP. COMPANY

Please see attached.

                                    EXHIBIT B

                       BY-LAWS OF W.C.I. ACQUISITION CORP.

Please see attached.

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                                    EXHIBIT C

                           INITIAL BOARD OF DIRECTORS

Michael Heisley
Stanley Meadows
Christopher Harwood Bernard Mills
Jeremy Brade

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                                    EXHIBIT D

                             CONDITIONS OF THE OFFER

       Notwithstanding any other term of the Offer or this Agreement, Company shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Company's obligation to pay for or return tendered shares after the termination or withdrawal of the Offer) to pay for any shares of WorldPort Common Stock tendered pursuant to the Offer not theretofore accepted for payment or paid for, and may terminate or amend the Offer if at any time on or after the date of this Agreement and before the acceptance of such WorldPort Common Stock for payment or the payment therefor, any of the following conditions exist or shall occur and remain in effect (other than as a result of any action or inaction of Company that constitutes a breach of this Agreement):

                      (a) there shall have been instituted, pending or threatened any litigation by the Government of the United States or by any agency or instrumentality thereof (i) challenging the acquisition by Company, Heico or JOHCM of shares of WorldPort Common Stock pursuant to the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger, (ii) seeking to make the purchase of or payment for some or all of the shares of WorldPort Common Stock pursuant to the Offer or the Merger illegal, (iii) that would be reasonably likely to require divestiture by the Company, Heico or JOHCM of any WorldPort Common Stock, (iv) that would be reasonably likely to impose material limitations on the ability of the Company, Heico or JOHCM to exercise full rights of ownership of the shares of WorldPort Common Stock purchased by it, including, without limitation, the right to vote the shares purchased by it on all matters properly presented to the stockholders of WorldPort, (v) that would be reasonably likely to make materially more costly (A) the making of the Offer, (B) the acceptance for payment of, or payment for, some or all of the WorldPort Common Stock pursuant to the Offer, (C) the purchase of WorldPort Common Stock pursuant to the Offer or (D) the consummation of the Merger, or (vi) that would otherwise have a Material Adverse Effect on WorldPort; or

                      (b) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") has not expired or been terminated; or

                      (c) there shall have been a subsequent development (including any settlement or final settlement offer from counsel for the plaintiffs) in any action or proceeding pending on December 15, 2002 relating to the Company or any of its subsidiaries or there shall have been instituted any new action or proceeding subsequent to December 15, 2002 that would (i) have a Material Adverse Effect on Company or WorldPort and its subsidiaries taken as a whole, or (ii) make materially more costly (A) the

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                  making of the Offer, (B) the acceptance for payment of, or payment for, some or all of the shares pursuant to the Offer,
                  (C) the purchase of shares pursuant to the Offer or (D) the consummation of the Merger, or (iii) would materially and adversely affect the results of operations of WorldPort; or

                      (d) there shall have been any action taken, or any Law promulgated, enacted, entered, enforced or deemed applicable to the Offer or the Merger by any Governmental Entity that would be reasonably likely to result in any of the consequences referred to in subsection (a) above; or

                      (e) this Agreement shall have been terminated in accordance with its terms; or

                      (f) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer, that number of shares of WorldPort Common Stock that represents more than 90% of the then outstanding shares of Common Stock (when taken together with WorldPort Common Stock beneficially owned by Company, Heico and JOHCM) (the "Minimum Condition"); or

                      (g) there shall have been a Material Adverse Effect with respect to WorldPort, or there shall have been a change or event which could reasonably be expected to have a Material Adverse Effect on WorldPort; or

                      (h)   WorldPort fails to provide and fund the Loan.

     The foregoing conditions are for the sole benefit of the Company and may, except as provided in Section 3.2(b) of the Agreement, be waived by the Company, in whole or in part, at any time and from time to time, in the sole discretion of the Company. The failure by Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

     Should the Offer be terminated pursuant to the foregoing provisions, all tendered shares of WorldPort Common Stock not theretofore accepted for payment shall promptly be returned by the depositary to the tendering stockholders.

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                                    EXHIBIT E

                          OWNERSHIP OF WORLDPORT STOCK

The Heico Company     -   6,077,707 shares of Common Stock
                      -   Warrants to acquire 679,451 shares of Common Stock

Stanley Meadows       -   1,764,120 shares of Common Stock